ADVANCING INTO A NEW PHASE OF GROWTH

› MANAGEMENT PROXY CIRCULAR
MARCH 22, 2013

eldoradogold

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration, development, production and reclamation.

What's inside

1
LETTER TO SHAREHOLDERS

2
NOTICE OF 2013 ANNUAL MEETING

3
MANAGEMENT PROXY CIRCULAR

- 5
  ABOUT THE ANNUAL MEETING
- 19
  GOVERNANCE
- 27
  COMPENSATION
- 29
  DIRECTORS
  - 29
    Compensation discussion and analysis
  - 30
    2012 compensation details
- 32
  EXECUTIVES
  - 32
    Compensation discussion and analysis
  - 52
    2012 compensation details
- 60
  LOANS TO DIRECTORS AND OFFICERS
- 60
  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
- 63
  SCHEDULE A – BOARD OF DIRECTORS – TERMS OF REFERENCE

Dear Shareholder:

On behalf of our board of directors, management and employees, I’m pleased to invite you to our 2013 annual meeting of shareholders on May 2, 2013 at 3:00 p.m. Vancouver time. The meeting will be held in the Grouse and Stanley Rooms, Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia.

The meeting is your opportunity to vote on various items of business, meet our board of directors and our management team, and hear first-hand about Eldorado’s operations, our performance in 2012, and our plans for the future. Please take some time to read the accompanying management proxy circular because it includes important information about the meeting, voting, our board of directors, our governance practices, our policies and business practices and key executive compensation decisions made by our board in 2012.

We’re committed to enhancing shareholder value by operating profitable mines and discovering, acquiring and developing gold reserves. We’re also committed to being environmentally and socially responsible in communities where we operate, and creating a safe work environment for our employees to maximize their potential within their chosen careers.

Your vote is important – you can vote online or by phone, fax or mail by April 30, 2013, or in person at the meeting on May 2, 2013.

Thank you for your continued support.

Yours sincerely,

“Paul N. Wright”

Paul N. Wright
Chief Executive Officer

March 22, 2013

2013 Management proxy circular 1

Notice of 2013 annual meeting of shareholders

When

Thursday, May 2, 2013 at 3:00 p.m. Vancouver time

Where

Grouse and Stanley Rooms, Hyatt Regency Hotel
655 Burrard Street
Vancouver, British Columbia

We’ll cover five items of business:

1.	Receive our consolidated financial statements for the financial year ended December 31, 2012 and the auditor’s report
2.	Elect nine directors to the board to hold office until the end of our 2014 annual meeting
3.	Appoint KPMG as the independent auditor for 2013
4.	Authorize the directors to set the auditor’s pay
5.	Other business

Your vote is important

You’re entitled to receive this notice and vote at our 2013 annual meeting if you owned common shares of Eldorado as of the close of business on March 15, 2013 (the record date for the 2013 annual meeting).

The accompanying management proxy circular contains important information about the meeting, who can vote and how to vote. Please read it carefully.

If you have any questions relating to the meeting, please contact Kingsdale Shareholder Services Inc. by telephone at 1-877-657-5856 toll free in North America or (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com

By order of the board,

“Dawn L. Moss”

Dawn L. Moss

Executive Vice President, Administration and Corporate Secretary

Vancouver, British Columbia
March 22, 2013

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

2013 Management proxy circular 2

2013 Management proxy circular

You’ve received this management proxy circular (the circular) because you owned Eldorado common shares as of the close of business on March 15, 2013, the record date for the 2013 annual meeting of shareholders to be held on May 2, 2013 (the meeting). You have the right to attend the meeting and vote on various items of business. (You retain these rights if the meeting is adjourned or postponed.)

Both the board and management encourage you to vote. On behalf of our board and management, we will be soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by a representative of Kingsdale Shareholder Services Inc. (Kingsdale), who we have retained to assist with soliciting votes. If you have any questions, you can call them 1-877-657-5856 (toll-free in North America), or email: contactus@kingsdaleshareholder.com.

In this document, we, us,
our, Eldorado and the
company mean Eldorado
Gold Corporation.

You, your and shareholder
mean registered holders of
common shares of Eldorado.

Kingsdale is providing a variety of services related to the meeting. This includes reviewing the circular, recommending corporate governance best practices as appropriate, liaising with proxy advisory firms, developing and implementing shareholder communication and engagement strategies, advising on meeting and proxy protocol, reporting and reviewing the tabulation of shareholder proxies, and soliciting shareholder proxies. We pay the cost of these services and any related expenses, which we estimate to be approximately $50,000.

Information in this document is as of March 15, 2013, unless otherwise stated.

All dollar figures are in Canadian dollars, except as noted. We used the exchange rate of Cdn$1.00 to US$0.9811 in this document, the closing spot price on March 15, 2013 quoted by the Bank of Canada.

Receiving documents

This circular is being mailed on April 3, 2013 with a proxy or voting instruction form and our 2012 annual report, in accordance with applicable laws, unless you requested to receive this information electronically.

This circular and other materials are being sent to both registered and non-registered owners of Eldorado common shares. We are not sending proxy-related materials using notice and access this year. If you’re a non-registered shareholder and received these materials from us or our agent, we have obtained your name, address and information about your shareholdings from your securities broker, custodian, nominee, fiduciary or other intermediary holding these securities on your behalf in accordance with applicable requirements of securities regulators. By sending these materials to you directly, we (and not your intermediary) have assumed responsibility for delivering them to you and executing your proper voting instructions. Please return your voting instructions as specified in the voting materials.

If you’re a non-registered shareholder and object to us receiving access to your name and address (an objecting beneficial owner, or OBO), we have provided these documents to your broker, custodian, fiduciary or other intermediary to forward to you. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

As a shareholder, you can decide if you want to receive our 2013 annual report and interim reports.

Please complete the enclosed card to send us your instructions.

2013 Management proxy circular 3

Additional information

You can find financial information relating to Eldorado in our comparative financial statements and management’s discussion and analysis (MD&A) for the most recently completed financial year.

See our MD&A, financial statements and our annual information form (AIF) (or form 40-F) for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml).

You can also request copies free of charge by contacting our corporate secretary:

Corporate Secretary Eldorado Gold Corporation Suite 1188 – 550 Burrard Street Vancouver, British Columbia V6C 2B5	info@eldoradogold.com 1.604.687.4018 / 1.888.353.8166 (call toll-free) 1.604.687.4026 (fax)

Our board has approved the contents of this circular and authorized us to send it to you.

By order of the board,

“Dawn L. Moss”

Dawn L. Moss

Executive Vice President, Administration and Corporate Secretary

Vancouver, British Columbia

March 22, 2013

2013 Management proxy circular 4

About the annual meeting

Items of business

We’ll cover five items of business:

1.	Receive our consolidated financial statements for the financial year ended December 31, 2012, and the auditor’s report thereon
2.	Elect nine directors to the board to hold office until the end of our 2014 annual meeting
3.	Appoint KPMG as our independent auditor for 2013
4.	Authorize the directors to set the auditor’s pay
5.	Other business

Management and the board have made recommendations about how to vote your shares. See page 7 for details.

Our transfer agent and
registrar is Valiant Trust
Company of Canada
(Valiant Trust).

They will act as
scrutineer of the meeting
and are responsible for
counting the votes on our
behalf.

1. Receiving our financial statements and the auditor’s report (www.eldoradogold.com)

Our consolidated financial statements for the year ended December 31, 2012, and the auditor’s report are included in our 2012 annual report, available on our website (www.eldoradogold.com) and on SEDAR (www.sedar.com).

A representative from KPMG LLP, the independent auditor for 2012, will be at the meeting to answer any questions.

2. Electing directors (see page 11)

The board has decided that nine directors will be elected to our board this year.

The directors nominated by the Board for 2013 are:

Wayne D. Lenton K. Ross Cory Robert R. Gilmore Geoffrey A. Handley Michael A. Price	Steven P. Reid Jonathan A. Rubenstein Donald M. Shumka Paul N. Wright

Each of the nominated directors is well qualified to serve on our board and has expressed his willingness to do so.

Directors are elected for a one-year term, which expires at the end of our 2014 annual meeting.

3. Appointing the independent auditor (see page 18)

The board, on the recommendation of the audit committee, has recommended that KPMG LLP (KPMG) be reappointed as the independent auditor and serve until the end of our 2014 annual meeting.

KPMG has been our auditor since June 2009.

4. Setting the auditor’s pay (see page 18)

You will also vote on authorizing the board to set the auditor’s pay for 2013.

2013 Management proxy circular 5

5. Other business

We’ll also consider any other matters that properly come before the meeting. As of the date of this circular, we are not aware of any other items of business to be considered at the meeting.

Interest of certain persons

Other than as otherwise described in this circular, none of the following has a direct or indirect substantial or material interest, by way of beneficial ownership of securities or otherwise, in any item of business, other than electing the directors and appointing the independent auditor:

  our directors or officers, or any person who has held a similar position since the beginning of fiscal 2012 the nominees for director, or
  any of their associates or affiliates.

Quorum and approval

We need a quorum of shareholders to transact business at the meeting. According to our by-laws, a quorum is two or more voting persons present, or deemed to be present, and authorized to cast a total of at least 25% of the total votes attached to all of the common shares entitled to vote at the meeting. Voting persons are registered shareholders, their duly authorized representatives, or proxyholders of registered shareholders entitled to vote at the meeting.

We require a simple majority (50% plus 1) of the votes cast at the meeting to approve all items of business, unless stated otherwise.

Shares and outstanding principal holders

We had a total of 714,579,326 common shares outstanding at the close of business on March 15, 2013.

Eldorado is listed on two exchanges:

  Toronto Stock Exchange (TSX) under the symbol ELD
  New York Stock Exchange (NYSE) under the symbol EGO.

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

One company held 10% or more of our common shares on the record date, according to the most recent public filings from Blackrock, Inc.:

•  Blackrock, Inc. of New York owned approximately 115,755,188 common shares (16.22%).

Management and the board are not aware of any other shareholders who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of our outstanding common shares.

Interest of insiders in material transactions

Other than as disclosed in this circular, we are not aware of any shareholder who holds more than 10% of the voting rights attached to our common shares, or any nominated director, director or officer of Eldorado or a subsidiary of Eldorado, or of a shareholder who holds more than 10% of the voting rights attached to our common shares or any associate or affiliate of any of the foregoing, who has a direct or indirect material interest in any transaction we entered into since the beginning of fiscal 2012 or any proposed transaction, either of which has or will have, a material effect on us or any of our subsidiaries.

2013 Management proxy circular 6

Voting

Who can vote

You are entitled to receive notice of and vote at the 2013 annual meeting to be held on May 2, 2013 if you held Eldorado common shares as of the close of business on March 15, 2013 (the record date).

Each share you own entitles you to one vote on each item of business on a ballot (see below).

How to vote

You can vote by proxy or you can attend the meeting and vote your shares in person.

Voting by proxy is the easiest way to vote because you’re appointing someone else (called your proxyholder) to attend the meeting and vote your shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

Questions about voting?

Contact:
Valiant Trust Company of Canada
P.O. Box 6510
Station Terminal
Vancouver, BC V6B 4B5

T. 1.866.313.1872
(toll free within North America)
F. 1.604.681.3067
www.valianttrust.com

Registered shareholders

You are a registered shareholder if you hold a share certificate in your name.

Voting by proxy

Paul N. Wright, Chief Executive Officer, failing him, Norman S. Pitcher, President, or failing him, Dawn Moss, Executive Vice-President, Administration and Corporate Secretary have agreed to act as the Eldorado proxyholders.

You can appoint someone other than Eldorado proxyholders to attend the meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, do not check their names on the enclosed proxy form. Print the name of the person you want in the space provided. This person does not need to be a shareholder.

On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and if you specify a choice on a matter, your common shares will be voted accordingly. If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote as he or she sees fit.

If you appoint the Eldorado proxyholders but do not tell them how to vote your shares, your shares will be voted:

  for the nominated directors listed on the proxy form and in this circular for re-appointing KPMG as the independent auditor
  for authorizing the board to set the auditor’s pay

This is consistent with the voting recommendations by the board and management. If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management’s recommendation.

If you appoint someone other than the Eldorado proxyholders to be your proxyholder, that person must attend and vote at the meeting for your vote to be counted.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholders’ attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

2013 Management proxy circular 7

If you are voting by proxy, send your complete proxy by fax or mail, or on the internet, to Valiant Trust. They must receive your proxy by 3 p.m. (Vancouver time) on April 30, 2013, or two business days before the meeting is reconvened if it is postponed or adjourned.

The chairman of the meeting has the discretion to accept late proxy forms.

Attending the meeting and voting in person

Do not complete the enclosed proxy form if you want to attend the meeting and vote in person. Simply register with a representative from Valiant Trust when you arrive at the meeting.

Non-registered shareholders

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of:

  your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.
  a clearing agency like Canadian Depository for Securities Limited (CDS).

OBOs are beneficial shareholders who do not want us to know their identity.

NOBOs are non-objecting beneficial shareholders. They do not object to us knowing their identity.

Under NI 54-101, we can deliver proxy-related materials directly to a NOBO. Our agent, Broadridge Financial Solutions, Inc. (Broadridge), sends NOBOs the meeting materials and a voting instruction form, along with instructions for completing the form and returning it to them. Broadridge is responsible for following the voting instructions it receives, tabulating the results and then providing appropriate instructions to our transfer agent, Valiant Trust.

If you’re an OBO, we must send the meeting materials to your intermediary so they or their agent can forward them to you, unless you’ve waived the right to receive certain proxy-related materials. The package should include a request for voting instruction form for you to complete with your voting instructions.

Voting using the voting instruction form

  NOBOs: Fill in the voting instruction form you received with this package and carefully follow the instructions provided. You can send your voting instructions by phone or by mail or through the internet.
  OBOs: Sign and date the voting instruction form your intermediary sends to you, and follow the instructions for returning the form. Your intermediary is responsible for properly executing your voting instructions. We will pay for intermediaries to deliver the proxy-related materials and request for voting instruction forms to OBOs.

Attending the meeting and voting in person

  NOBOs: Insert your name (or the name of the person that you wish to attend and vote on your behalf) in the blank space provided for that purpose on the voting instruction form and return the completed voting instruction form to Valiant Trust or send to Eldorado or Valiant Trust a written requests that you or your nominee be appointed as proxy holder. If management is holding a proxy with respect to the common shares you beneficially own, Eldorado must arrange, without expense to you, to appoint you or your nominee as proxy holder in respect of those common shares. Under NI 54-101, unless corporate law does not allow it, if you or your nominee is appointed as a proxy holder by Eldorado in this manner, you or your nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. If Eldorado receives your instructions at least one business day before the deadline for submission of proxies, we are required to deposit the proxy within that deadline, in order to appoint you or your nominee as proxy holder. If you request that you or your nominee be appointed as proxy holder, you or your appointed nominee, as applicable, will need to attend the meeting in person in order for your vote to be counted.
  OBOs: Insert your name (or the name of the person you want to attend and vote on your behalf) in the blank space provided for that purpose on the request for voting instructions form and return it to your intermediary or send your intermediary another written request that you or your nominee be appointed as proxy holder. Your intermediary is required under NI 54-101 to arrange, without expense to you, to appoint you or your nominee as proxy holder in respect of your common shares. Under NI 54-101, unless corporate law does not allow it, if your intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An intermediary who receives your instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint you or your nominee as proxy holder. If you request that your intermediary appoint you or your nominee as proxy holder, you or your appointed nominee, as applicable, will need to attend the meeting in person in order for your vote to be counted.

  2013 Management proxy circular 8

When you arrive at the meeting, make sure you register with a representative from Valiant Trust so your voting instructions can be taken at the meeting.

Changing your vote

Registered shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note must have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the meeting, or the day the meeting is reconvened if it is postponed or adjourned.

Send the signed written notice to:
Eldorado Gold Corporation
c/o Fasken Martineau DuMoulin LLP
Suite 2900, 550 Burrard Street
Vancouver, British Columbia V6C 0A3
Attention: Josh Lewis

You can also give your written notice to the chairman of the meeting on the day of the meeting. If the meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you’ve sent in your completed proxy form and since decided that you want to attend the meeting and vote in person, you need to revoke the proxy form before you vote at the meeting.

Non-registered shareholders

Only registered shareholders have the right to revoke a proxy.

Non-registered shareholders can change their vote as follows:

  NOBOs: contact our agent, Broadridge right away so they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.
  OBOs: contact your intermediary right away so they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.

Processing the votes

Our transfer agent, Valiant Trust, or its authorized agents count and tabulate the votes on our behalf.

We file our voting results on SEDAR (www.sedar.com) and post them on our website (www.eldoradogold.com) after the meeting.

2013 Management proxy circular 9

About the nominated directors

According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting to serve for a one-year term or until a successor is elected or appointed.

The board has decided that nine directors will be elected this year based on the mix of skills and experience the board believes are necessary to effectively fulfill its duties and responsibilities. All nominated directors served on our board last year. However, Steve Reid is being nominated for election as a director for the first time. See page 17 for more information about board renewal.

The chairman of the board is independent, and our board committees are made up entirely of independent directors. All of the nominated directors are independent, except for Mr. Wright because he is our Chief Executive Officer (CEO). Turn to page 21 for more information about director independence.

Our policy on majority voting

The board adopted a majority voting policy in 2007, requiring that each nominated director receive a majority of the votes cast, or the nominated director must submit his resignation to the corporate governance and nominating committee promptly after the meeting. The committee then reviews the matter and makes a recommendation to the board. The nominated director does not participate in the deliberations. This policy does not apply if there is a contested director election.

Share ownership

All of the independent directors are required to hold at least two times their annual retainer in Eldorado shares by December 31, 2011, or within three years of being elected or appointed to the board if they became a director after December 31, 2008. All of the independent directors currently meet our share ownership requirement. We measure the value of director shareholding at the higher value at issue date or fair market value.

The company has adopted a voluntary share ownership policy for senior management. The board of directors annually addresses senior management share ownership and encourages all senior management to personally own an appropriate number of Eldorado shares. As of the date of this information circular all senior management voluntarily own shares in the Company. The CEO, Mr. Wright voluntarily owns 341,314 common shares of Eldorado. Their value at December 31, 2012 exceeds two times Mr. Wright’s annual base salary. See page 50 for details.

2013 Management proxy circular 10

Director profiles

This section profiles each of the nominated directors, including background and experience, participation on our board and board committees and meeting attendance in 2012, shareholdings in Eldorado and directorships of other public companies. Each of the nominated directors is willing to serve on our board for 2013.

The nominated directors have confirmed this information as of the record date.

K. Ross Cory

MBA, Finance and International Business, UBC

B.Sc. General Science, UBC

Accredited Director

(Acc. Dir.)

Corporate director
BC, Canada

Independent director since April 2003

Principal area of expertise

● Finance

● Mergers & acquisitions

● Investment banking

• Corporate governance

Mr. Cory was first elected to the board of directors of Eldorado Gold Corporation in April 2003. Mr. Cory also serves as a corporate director of Lumina Copper Corp. Mr. Cory served in various senior executive and director capacities with Raymond James Ltd. (formerly Goepel, McDermid Inc. and Goepel Shields & Partners Inc.).
Eldorado board and board committees			2012 meeting attendance*
Board of directors Corporate governance and nominating committee (chair) Audit committee Special Committee**			9 of 9 2 of 2 5 of 5 1 of 1	100% 100% 100% 100%
2012 compensation: $323,500
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares and DUs (value at risk – Cdn$)	Meets share ownership guidelines
340,000	82,126	28,540	3,309,440	yes
Other public company boards
Lumina Copper Corp.

* Mr. Cory is unable to attend in person meetings because of health reasons. Our operations give an annual in-person country presentation in December which Mr. Cory is unable to attend, however, he receives and reviews material presented at the country presentation session.

**In 2012 Mr. Cory also participated in meetings of selected members of the board focused on merger and acquisition activities.

2013 Management proxy circular 11

Robert R. Gilmore CPA

Chairman of the board

BSBA, Accounting
University of Denver

CPA, Colorado

Accredited Director

(Acc. Dir.)

Financial Consultant
Colorado, USA

Independent director since April 2003

Principal area of expertise

● Finance

• Mergers & acquisitions

Mr. Gilmore was first elected to the board of directors of Eldorado Gold Corporation in April 2003, and was elected Chairman of the board in December 2009. Mr. Gilmore is a financial consultant. From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002.
Eldorado board and board committees			2012 meeting attendance
Board of directors Audit committee (chair) Compensation committee Special committee**			9 of 9 5 of 5 5 of 5 1 of 1	100% 100% 100% 100%
2012 compensation: $477,500
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares and DUs (value at risk – Cdn$)	Meets share ownership guidelines
9,500	68,826	28,540	359,040	yes
Other public company boards
Fortuna Silver Mines Layne Christensen Company
* *Mr. Gilmore also participated in meetings of selected members of the board focused on merger and acquisition activities, and in meetings of selected board members on succession planning.

Geoffrey A. Handley

B.Sc. Hons.
James Cook University of North Queensland

MAusIMM

FAICD

Accredited Director

(Acc. Dir.)

Corporate director
New South Wales, Australia

Independent director since August 2006

Principal area of expertise

● Technical

● Environmental, health and safety

Mr. Handley was first appointed to the board of directors of Eldorado Gold Corporation in August 2006. Mr. Handley was most recently Executive Vice President, Strategic Development with Placer Dome. He has over 30 years of extensive experience in the mineral resource industry.
Eldorado board and board committees*			2012meeting attendance
Board of directors Compensation committee Sustainability Committee (chair)			9 of 9 5 of 5 4of 4	100% 100% 100%
2012 compensation: $324,000
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares and DUs (value at risk- Cdn$)	Meets share ownership guidelines
10,000	82,126	28,540	365,440	yes
Other public company boards
Endeavour Silver Corp. Mirabela Nickel Ltd. PanAust Limited
* Mr. Handley also serves on the reserve and resource review panel. The panel met twice in 2012.

2013 Management proxy circular 12

Wayne D. Lenton

B.Sc. Metallurgical Engineering
Montana School of Mines

Independent mining consultant
Arizona, USA

Accredited Director

(Acc. Dir.)

Independent director since June 1995

Principal area of expertise

● Compensation

● Technical

Mr. Lenton was first elected to the board of directors of Eldorado Gold Corporation in June 1995. Mr. Lenton is an independent mining consultant and serves on the board of directors of Energold Drilling Ltd. and North American Tungsten Corp. Ltd. From 1993 to 1995 Mr. Lenton served as the President & CEO of Canada Tungsten Inc., 1989 to 1993 President & CEO and Chairman of the Board of Canamax Resource Inc., 1985 to 1993 President & CEO and Chairman of the Board of Canada Tungsten Mining Corporation.
Eldorado board and board committees			2012 meeting attendance
Board of directors Compensation committee (chair) Sustainability Commitee			9 of 9 5 of 5 4 of 4	100% 100% 100%
2012 compensation: $331,000
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares and DUs (value at risk- Cdn$)	Meets share ownership guidelines
129,100	82,126	28,540	1,889,920	yes
Other public company boards
Energold Drilling Ltd.
* Mr. Lenton also serves on the reserve and resource review panel. The panel met twice in 2012.

Michael A. Price

B.Sc. Eng (2.1 Hons) – Mining Engineering University College Cardiff

PhD. - Mining Engineering

University College Cardiff

Mine Manager’s Certificate of Competency

(Coal Mines, South Africa)

Professional engineering qualifications, MIMMM and Eur Ing (FEANI)

Accredited Director

(Acc. Dir.)

Mining Finance Consultant and Advisor and London Representative
Resource Capital Funds

London, United Kingdom

Independent director since May 2011

Principal area of expertise

● Mining engineering

● Mining finance

Mr. Price was first elected to the board of directors of Eldorado Gold Corporation in May 2011. He has been a Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006. From 2003 to 2006, Mr. Price served as the Managing Director, Joint Global Head of Mining and Metals of Barclay’s Capital, Managing Director, Global Head of Mining and Metals of Société General, London from 2001 to 2003, Executive Director, Head of Resource Banking and Metals Trading, N.M. Rothschilds & Sons Ltd. from 1989 to 2001, from 1981- 1988 held the position of Mining Engineer, Business & Financial Analyst for British Petroleum PLC.
Eldorado board and board committees		2012 meeting attendance
Board of Directors Audit Committee Sustainability Committee Special Committee**		9 of 9 5 of 5 4 of 4 1 of 1	100% 100% 100% 100%
2012 compensation: $320,500
Eldorado securities held
Common shares	Options DUs	Total market value of common shares and DUs (value at risk-Cdn$)	Meets share ownership guidelines
nil	137,736 17,543	96,678	n/a*
Other public company boards
Central Asia Metals plc Forbes and Manhattan Coal Corporation PMI Gold Corporation
* Mr. Price’s required share ownership will become effective May 5, 2014. ** Mr. Price also participated in meetings of selected members of the board focused on merger and acquisition activities

2013 Management proxy circular 13

Steven P. Reid

MBA

B.Sc. Mineral Engineering

FAUSIMM

Member, Society of Mining Engineers of A.I.M.E. (USA)

Corporate director

BC, Canada

Principal area of expertise

● Technical

● Mining Engineering

● Environment, Safety, and Health

Mr. Reid is being nominated to the board of directors of Eldorado Gold Corporation for the first time at the 2013 annual meeting. Mr. Reid was previously the Executive Vice President and Chief Operating Officer for Goldcorp Inc.from January 2007 to September 2012 He has over 35 years experience in the mineral resource industry.

Eldorado securities held
Common shares	Options	DUs	Total market value of common shares and DUs (value at risk – Cdn$)	Meets share ownership guidelines
nil	n/a	n/a	nil	n/a*
Other public company boards
Silver Standard Resources Inc.
* Mr. Reid’s required share ownership will become effective May 2, 2016.

Jonathan A. Rubenstein

BA, Oakland University
LLB, UBC

Accredited Director

(Acc. Dir.)

Corporate director
BC, Canada

Independent director since May 2009

Principal area of expertise

● Legal

● Corporate governance

● Mergers & acquisitions

Mr. Rubenstein was first elected to the board of directors of Eldorado Gold Corporation in May 2009. He was one of the founders of Canico Resources Corp., where he served as a Director and as Vice President & Corporate Secretary from 2002 to 2005. He was Vice President, Corporate Affairs for Sutton Resources from 1995 to 1999. Mr. Rubenstein was a founder and director of Cumberland Resources Ltd. and was a director of Aurelian Resources Inc. Mr. Rubenstein retired from his legal practice in 1994 and since that time has been a mining executive and corporate director.
Eldorado board and board committees			2012 meeting attendance
Board of directors Corporate governance and nominating committee Compensation committee			8 of 9 2 of 2 5 of 5	89% 100% 100%
2012 compensation: $292,500
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares and DUs (value at risk – Cdn$)	Meets share ownership guidelines
9,000	137,126	28,540	352,640	yes
Other public company boards
Detour Gold Corporation MAG Silver Corp. Roxgold Inc. Troon Ventures Ltd.

2013 Management proxy circular 14

Donald M. Shumka

MBA, Harvard University;
BA, UBC

Accredited Director

(Acc. Dir.)

President & Managing Director
Walden Management Limited
BC, Canada

Independent director since May 2005

Principal area of expertise

● Finance

● Mergers and acquisitions

● Investment Banking

Mr. Shumka was first appointed to the board of directors of Eldorado Gold Corporation in May2005. Mr. Shumka is and has been, since 2004, the President and Managing Director of Walden Management Ltd. a firm that provides financial consulting and advisory service to financial, manufacturing and processing industries. From 1993 to 2004, he was Managing Director, Raymond James Ltd. He has extensive financial and management experience - 15 years in investment banking with Raymond James and CIBC World Markets (Canadian investment firms) and 25 years in the forest industry where he was for a decade the Vice President, Finance and Chief Financial Officer of West Fraser Timber Co. Ltd.
Eldorado board and board committees			2012 meeting attendance
Board of directors Audit committee Corporate governance and nominating committee Special Committee*			9 of 9 5 of 5 2 of 2 1 of 1	100% 100% 100% 100%
2012 compensation: $308,500
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares and DUs (value at risk- Cdn$)	Meets share ownership guidelines
46,700	82,126	28,540	835,200	yes
Other public company boards
Anfield Nickel Corp. Lumina Copper Corp. Alterra Power Corp. Paladin Energy Ltd.
*Mr. Shumka participated in meetings of selected members of the board on mergers and acquisitions.

Paul N. Wright

B.Sc., Mining Engineering, Newcastle University

Member, Canadian Institute of Mining & Metallurgy

Chartered Engineer (UK)

Chief Executive Officer, Eldorado Gold Corporation
BC, Canada

Not independent
Director since March 1999

Principal area of expertise

● Mining engineering

● Mergers & acquisitions

Mr. Wright was first elected to the board of directors of Eldorado Gold Corporation in 1999. Mr. Wright served as the President & CEO of Eldorado Gold Corporation from March 1999 to July 1, 2012. On July 1, 2012 Mr. Wright stepped down as President and continued to serve as CEO. Prior to his appointment as President & CEO, Mr. Wright was the President & Chief Operating Officer of the Company, the Senior Vice President Operations and the Vice President, Mining.
Eldorado board and board committees			2012 meeting attendance
Board of directors			9 of 9	100%
2012 compensation: (as Chief Executive Officer) $8,990,800
Eldorado securities held
Common shares	Options	DUs	Total market value of common shares (value at risk- Cdn$)	Meets share ownership guidelines
341,314	2,772,729	n/a	4,368,819	yes*
Other public company boards
None
* Mr. Wright voluntarily owns 341,314 common shares of Eldorado. Their value at December 31, 2012 was exceeding Mr. Wright’s annual base salary by two times. Independent directors are required to hold two times their annual retainer in Eldorado common shares. See page 22 for details.

2013 Management proxy circular 15

Cease trade orders, bankruptcies, penalties or sanctions

Except as discussed below, in the last 10 years none of the proposed directors has, or has been a director, chief executive officer or chief financial officer (while, or within a year of, acting in that capacity) of any company (including ours) that has:

  become bankrupt
  made a proposal under legislation relating to bankruptcy or insolvency been subject to or instituted any proceedings, arrangement of compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets or the nominated director.

Mr. Lenton was a director of North American Tungsten Corporation Ltd. while it sought creditor protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”). The plan of compromise and arrangement was implemented and as of March 31, 2005 it ceased to be subject to creditor protection under the CCAA.

None of our nominated directors are, or have been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to:

  a cease trade order
  an order similar to a cease trade order, or
  an order that denied the relevant company access to any exemption.

that was issued while the nominated director was acting in that capacity, or that was issued after the nominated director was no longer acting in that capacity, and which resulted from an event that occurred while that person was acting in that capacity.

None of the proposed directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority since December 31, 2000.

Meeting attendance

Directors attended 99% of our board and committee meetings in 2012, and eight of the nine directors who have been nominated for re-election attended the 2012 annual meeting of shareholders.

Meeting in camera

The board and each of the committees meet without management present . In 2012, the board held In camera sessions at each of its six regularly scheduled meetings; the audit committee met five times without management; the compensation committee met five times without management; the sustanability committee met four times without management and the corporate governance and nominating committee met two times without management.

2012 board and committee meeting attendance

Director			Committee meetings
	Board meetings	Audit	Compensation	Corporate governance and nominating	Sustainability
Timothy Baker[2]	9 of 9				4 of 4
Ross Cory[1]	9 of 9	5 of 5		2 of 2
Robert Gilmore[1]	9 of 9	5 of 5	5 of 5
Geoffrey Handley[1,2]	9 of 9		5 of 5		4 of 4
Wayne Lenton[1,2]	9 of 9		5 of 5		4 of 4
Michael Price	9 of 9	5 of 5			4 of 4
Donald Shumka	9 of 9	5 of 5		2 of 2
Jonathan Rubenstein	8 of 9		5 of 5	2 of 2
Paul Wright	9 of 9	–	–	–	–

2013 Management proxy circular 16

Notes

1.	The following directors served as committee chairs in 2012:

  Mr. Gilmore – chair of the Audit committee

  Mr. Lenton – chair of the Compensation committee

  Mr. Cory – chair of the Corporate governance and nominating committee, and

  Mr. Handley – chair of the Sustainability committee.

2.

Mr. Handley, Mr. Baker and Mr. Lenton met with management twice in 2012 as members of the mineral reserves resources review panel. According to the board’s terms of reference, directors who understand the aspects of reserve and resource calculations meet to discuss the preparation of, and procedure for,

the reserves and resources and the credentials of the qualified persons responsible for preparing the and resource statement, and reporting their findings to the board.

Skills and experience

The board believes it is important for directors to have experience in senior management, governance, compensation, finance, environmental, health and safety, and participate with public company boards as an advisor, director or member of management to effectively fulfill their duties and responsibilities as a member of our board.

The board recognizes the desirability of a diverse board and endeavors to seek out and attract candidates on a continual basis for the board that reflect our own specialized needs as well as ethnic and gender diversity. Eldorado’s success and competitiveness within the mining industry depends on maintaining a board comprised of directors who are the most qualified from a limited talent pool of candidate directors who have the diversity of opinion, background, experience and perspective to add value to the organization. We support diversity at all levels of the organization including the board of directors, senior management and our frontline employees.

The board reviews the slate of nominated directors every year to determine whether it still reflects the mix of skills, background and experience it believes is necessary for fulfilling its duties and responsibilities in overseeing our strategic direction, management and the company’s affairs.

The board believes the directors who have been nominated for election in 2013 are well qualified to represent the interests of shareholders and appropriately address our business needs.

2013 Management proxy circular 17

About the auditor

KPMG has been our external auditor since June 2009, replacing PricewaterhouseCoopers LLP who had previously served as our auditor since 1992.

The auditor conducts the annual audit of our financial statements and provides audit-related, tax and other services and reports to the audit committee of the board.

Auditor’s fees

The table below shows the fees earned by KPMG for services in 2011 and 2012:

	Years ended December 31
($)	2012	2011
Audit fees	1,832,720	1,375,005	Total fees for audit services
Audit related fees	103,000	83,425	Fees for consulting on accounting matters, due diligence and technical guidance, among other services.
Tax services	29,555	3,718	Total fees for tax advice, tax planning and tax compliance.

All other fees and services	-	115,700	Fees for French translation*
Total	1,965,275	1,577,848

Note: 2012 French translation fees are included under audit related fees.

For further information on our audit committee see page 24 as well as our Annual Information Form under the heading Audit Committee.

2013 Management proxy circular 18

Governance

Management and the board of directors are committed to good governance practices.

We are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with all of our stakeholders.

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the Toronto Stock Exchange (TSX) and corporate governance standards that apply to us as a foreign issuer listed on the New York Stock Exchange (NYSE) and registered with the Securities and Exchange Commission (SEC) in the US.

Ethical business conduct

Our code of business conduct and ethics promotes integrity and deters wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The code applies to our directors, officers, employees and contractors and reinforces our commitment to ethical business conduct. Complying with the code and maintaining high standards of business conduct are mandatory, and the board relies on the oversight of our internal controls to monitor compliance with the code.

The code addresses six key areas:

1.	Handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest
2.	Protecting and properly using our corporate assets
3.	Keeping our corporate information confidential and providing for trade restriction in appropriate circumstances
4.	Treating our security holders, customers, suppliers, employees and competitors fairly and ethically
5.	Complying with laws, rules and regulations
6.	Reporting any illegal or unethical behavior.

Directors, officers, employees and contractors must read the code when they join the board or start working for us. They must acknowledge that they understand the code and attest to their compliance every year.

We adopted the code in October 2004, and review it annually and update it to ensure continued compliance with our business principles which form the foundation of how we do business everywhere we operate.

The code is posted in all of our offices and operations. It’s also available on our website (www.eldoradogold.com) and on SEDAR (www.sedar.com) and by contacting our corporate secretary.

Provisions of the code may be waived for directors or executive officers (including our senior financial officers) only if it is approved by the board. We will publicly disclose any waiver of the code that is granted to a director or executive officer, or any amendments to a waiver or the code itself. We will disclose any waiver to shareholders within four days of it being granted. Any material departure from the code by a director or executive officer that constitutes a material change will be disclosed in a press release and a material change report to the extent required under National Instrument 51-102.

Whistleblower policy

As part of the code, we adopted a “whistleblower” policy so any director, officer and employee can confidentially report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal or unusual behavior that violates laws, government regulations or our code of ethical business conduct.

2013 Management proxy circular 19

Reports can be made anonymously to:
Ethicspoint T. 1.866.384.4277 www.ethicspoint.com (click “file a new report”)	Chair of the audit committee Robert Gilmore 735 Leyden Street Denver, Colorado 80220 USA T. 303.601.7344 gilmores735@gmail.com	Corporate secretary Dawn Moss 1188 – 550 Burrard Street Vancouver, BC V6C 2B5 T. 604.601.6655 dawnm@eldoradogold.com

All reports are taken seriously and addressed immediately by either the chair of the audit committee or the corporate secretary. They will investigate the matter, then discuss it in more detail to determine an appropriate response, which can include implementing corrective action and preventive measures as necessary.

Reports can be filed in any language. Ethicspoint will translate a report into English and send it to the chair of the audit committee or corporate secretary for appropriate follow-up.

We will not condone any retaliation against a director, officer, employee or contractor, or our affiliates or subsidiaries if someone is acting in good faith in reporting any violations to the board.

About the board

Our board of directors oversees management, who is responsible for the day to day conduct of our business.

The board is responsible for:

  acting in good faith in our best interests
  exercising care, diligence and skill in carrying out its duties and responsibilities meeting its obligations under the Canada Business Corporations Act, our articles and our by-laws, and any other relevant legislation and regulations governing our business.

Duties and responsibilities

The board works with management to establish long-term goals and the strategic planning process, and is responsible for monitoring our progress in achieving our corporate strategy.

We have a highly engaged board that takes an active role in:

  assessing and monitoring internal systems for managing the risks of our business establishing our standards of ethics, risk management, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting overseeing our community relations and practices and procedures on health, safety and the environment.

The board has adopted a written mandate which describes its responsibility for stewardship, including:

  being satisfied with the integrity of the CEO and other executive officers, and their effort in creating a culture of integrity throughout the organization adopting a strategic planning process, and approving the strategic plan at least once a year; the strategic plan must address the opportunities and risks of our business, among other things identifying the principal risks of our business and ensuring that we implement appropriate systems to manage these risks overseeing our succession planning, including appointing, training and monitoring the development of senior management adopting a communications policy
  overseeing our internal control and management information systems developing our approach to corporate governance, including specific governance principles and guidelines for Eldorado developing a process for receiving feedback from shareholders and holders of other securities, and

  2013 Management proxy circular 20

  adopting a description of the expectations and responsibilities of directors, including preparing for meetings and meeting attendance.

Position descriptions

The board has developed its own terms of reference as well as those for the chairman of the board. It reviews them annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges on which we are listed.

The board has also created and approved a position description for the CEO that is reviewed annually by the compensation committee as part of the CEO performance evaluation.

The board’s terms of reference are attached in Schedule A. Terms of reference for the board, chairman of the board, and four standing board committees are available on our website or by contacting the corporate secretary.

Director independence

The board considers a director to be independent if he has no direct or indirect material relationship that the board believes could reasonably be perceived to materially interfere with him exercising independent judgment. All of the nominated directors are independent as defined under NI 58-101, except for Mr. Wright because he is our CEO and a member of management.

The chairman of the board is independent, and our board committees are made up entirely of independent directors.

The board reviews the independence status of each director when they are first nominated as a director, and then at least once a year.

Independent advice

The board has a policy which allows individual directors to engage outside advisors if they believe it’s necessary to carrying out their responsibilities. We pay the cost of these services as long as all invoices are first approved by the committee chair.

Towers Watson was engaged by the compensation committee in 2012 to provide market data on compensation levels of Eldorado’s peers, information on long-term incentive plan design, and commentary on trends in executive pay and corporate governance for which they were compensated $91,510.

What we expect of our directors

We expect our directors to act in the company’s best interests when they are elected to our board.

They are responsible for understanding the roles and responsibilities of the board as a whole and their individual role as director, as mandated in the terms of reference and the code.

Directors receive a comprehensive orientation when they join the board so they understand its role and role of the committees, the contribution we expect of each director and the nature and operation of our business.

Directors routinely visit the company’s operations and in 2011 groups of our Directors visited our Tocantinzinho Gold Project and Vila Nova Iron Ore Mine in Brazil as well as the Efemcukuru Mine and Kisladag Mine in Turkey. In 2012, Mr. Baker and Mr. Price visited our Tanjianshan Mine, White Mountain Mine and Jinfeng Mine in China. Mr. Gilmore visited our Stratoni Mine, Skouries Project and Olympias Project in Greece.

Conflicts of interest

To the best of our knowledge, and other than disclosed in this circular, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers, except that some of our directors serve as directors of other public companies. It is therefore possible that a conflict could arise between their duties as a director of Eldorado and their duties for other companies.

2013 Management proxy circular 21

Our directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest under the CBCA and are expected to govern themselves to the best of their ability according to the laws in effect.

The board takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, he is obliged to excuse himself from the appropriate portions of the board and committee meetings so the directors can discuss the issue openly and candidly.

Share ownership

Our independent directors are required to own or control an amount of Eldorado common shares equal to two times their annual retainer. They have to meet the requirement by December 31, 2011, or within three years of joining the board if they became a director after December 31, 2008 (the date we implemented the policy). The board believes share ownership is important because it aligns the interests of our directors with the company’s interests and those of our shareholders. The Directors are currently in compliance with the company’s share ownership policy.

Orientation and continuing education

Our orientation process familiarizes new directors with our business, including our exploration, development and operation activities, the role of the board and board committees and our expectations of individual directors. Directors receive monthly reports from management, and attend annual presentations by our international senior management and visit our sites to experience our operations and development projects first hand.

We introduced a director accreditation program in early 2011 as part of our continuing education program. It was a three-part program, developed with the Institute of Chartered Secretaries and Administrators (ICSA) to supplement the board’s finance, business and industry experience, and focuses on critical areas of governance like strategy and risk management. At the time of the 2013 annual meeting of shareholders all current independent directors have received the Director Accreditation designation (Acc. Dir.). Directors maintain their ACC. Dir. by attending educational sessions on topics of interest or concern to directors organized by the corporate governance and nominating committee and management. Directors may also attend externally organized educational sessions at the expense of the Company. Newly elected directors may attend the ICSA director accredition program at the Company’s expense. Committee members are encourged to attend courses or seminars directly related to the duties of their committees.

Board evaluation and renewal

Assessing the board

The corporate governance and nominating committee conducts an annual assessment of our directors, using a questionnaire to give important feedback on the effectiveness and contribution of individual directors, the committees and the board overall. The committee tabulates the results and recommends any changes for the coming year.

Directors can be re-elected to the board annually, the retirement age of a director is the end of the annual meeting following their 73rd birthday. The board, however, has discretion on extending a director’s retirement age if it considers that such an extension is in the best interests of the company.

Nominating new directors

The directors identify new candidates for the board as part of their duties and responsibilities. The Corporate governance and nominating committee is responsible for recommending new candidates for nomination.

Succession planning

Succession planning is an important part of the activities of the corporate governance and nominating committee, which sets aside time at regularly scheduled meetings of the board to discuss the board’s current mix of skills, experience and competencies to help to identify the skill sets and kind of individuals that will enhance the proficiency and effectiveness of the board. Directors are asked to recommend individuals to be nominated for election to the board at the annual meeting who meet the established criteria, and who have sufficient time available to devote to Eldorado’s affairs. Potential nominees undergo an interview and approval process managed by the corporate governance and nominating committee.

2013 Management proxy circular 22

The Corporate governance and nominating committee is responsible for establishing the size and composition of the board and qualifications for board members. The committee reviews this input, and then develops the criteria for new director candidates. While the board endeavors to maintain an evergreen list of potential director candidates it recongizes that the pool of individuals of the quality and calibre that will be suitable for the seat on the board is limited. In selecting a director candidate, the board looks for individuals who will bring value to the company through the knowledge and experience he or she has gained in their education and their working life.

Directors can be re-elected to the board annually, the retirement age of a director is the end of the annual meeting following their 73rd birthday. The board, however, has discretion on extending a director’s retirement age if it considers that such an extension is in the best interests of the company.

Mr. Wayne Lenton has reached the age of retirement. Mr. Lenton contributes a high level of expertise to the board through his combined board experience, technical expertise and sound judgement. The board has determined that it is desirable to retain the value that Mr. Lenton brings to the board and the Company through his continued engagement and has nominated Mr. Lenton for re-election at the 2013 annual meeting of shareholders.

Serving on other boards

Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction.See the director profiles on starting on page 12 for information about each director.

Communicating with the board

We follow a communications policy approved by the board that outlines our commitment to full, accurate, clear and timely disclosure and our process for reviewing, approving and distributing our financial disclosure documents and significant investor materials.

The board recognizes that while communication with shareholders is predominantly the responsibility of management, shareholders expect to have access to the board and the board takes shareholder communcations seriously. In 2012, certain independent members of the board met with the Canadian Coalition of Good Governance.

You can communicate directly with the board by writing to the chairman of the board at our corporate office:

Chairman of the Board
c/o Corporate Secretary
Eldorado Gold Corporation
Suite 1188, Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5
Please mark the envelope Private and confidential.

Shareholder Proposals

If you want to submit a shareholder proposal to be presented at our 2014 annual general meeting, it must be sent to our corporate secretary by January 2, 2014 for it to be considered for inclusion in our 2014 management proxy circular.

 2013 Management proxy circular 23

Send the proposal to:

Corporate Secretary	dawnm@eldoradogold.com
Eldorado Gold Corporation	1.604.687.4026 (fax)
Suite 1188, Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Board committees

The board carries out its mandate directly or through its committees, which are comprised entirely of independent directors.

All of the committee members meet the standard of director independence as set out by the Canadian Securities Administrators in NI 58-101 and the corporate governance standards of the New York Stock Exchange (NYSE).

Members of our audit committee are also independent and financially literate according to Multilateral Instrument 52-110 – Audit committees.

The board has four standing committees:

  Audit
  Compensation
  Corporate governance and nominating
  Sustainability

Audit committee

The audit committee is currently made up of four financially literate, independent directors:

Robert Gilmore (chair)
Ross Cory
Michael Price
Donald Shumka

All four members of the audit committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the company’s financial statements. Mr. Gilmore, our committee chair, is an audit committee financial expert as defined by the SEC. A certified public accountant, Mr. Gilmore has the accounting or related financial management experience that is required under the NYSE rules.

The committee is responsible for:

  overseeing financial reporting, internal controls, the audit process, our public disclosure documents relating to financial statements and overseeing our code of business conduct and ethics recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation pre-approving audit, audit-related and tax services to be provided by the external auditor reviewing our hiring policies for former employees in an audit or finance role and the terms of engagement for the external auditor.

The external auditor reports directly to the audit committee. KPMG performed our audit services in 2012. In July 2012, our audit partner changed. Best practices and audit committee policy, requires a new lead audit partner every five years. The audit committee adopted a policy in 2005 that non-audit services can only be provided by the external auditor if it has been pre-approved by the audit committee. Generally these services are provided by other firms under separate agreements approved by management.

2013 Management proxy circular 24

Compensation committee

The compensation committee is made up of four directors:

Wayne D. Lenton (chair)
Robert Gilmore
Geoffrey Handley
Jonathan Rubenstein

The committee is responsible for:

  assisting management in developing our compensation structure, including the compensation policies and compensation programs for our directors and executives evaluating the performance of our CEO every year and recommending the compensation of our CEO and our other executive officers to the board for review and approval.

The committee conducts a thorough compensation review every year to assess:

  the competitiveness of our cash and stock-based compensation for our directors and executives whether overall compensation continues to support our goals of attracting, motivating and retaining officers and executives with exceptional leadership and management skills the overall compensation packages for our senior officers and executives and whether the components are applied appropriately.

It also reviews and recommends the terms of employment of the CEO to the board annually and evaluates the performance of the CEO for the prior year.

The committee summarizes this in a written report for the board with compensation recommendations for the CEO. Mr. Wright does not participate in any discussions or reviews relating to his own performance or compensation.

The chairman of the committee and each member has direct experience in executive compensation as members of various Boards, and as business executives, which assists in making decisions on the suitability of the Company’s compensation practices and policies. The Committee makes a determination of executive compensation in direct relation to the committee’s terms of reference.

2012 highlights

  The committee reviewed the analysis of management proxy circulars of other mining companies and consulted independent compensation surveys to supplement its review and analysis, including the 2012 Mining Salary Survey Corporate Report (by Coopers Consulting and PricewaterhouseCoopers LLP), the report by the Bedford Group and the Report on Corporate Board Governance and Director Compensation (by Patrick O’Callaghan and Associates and Korn Ferry International). It retained Towers Watson as its independent consultant to do a peer company review of total compensation, including a review of the competitiveness of compensation arrangements provided to our top five executives; an outline of long-term incentive practices among our mining peers; and a summary of executive compensation trends and issues, particularly key corporate governance and disclosure developments, and their implications for the company.

2013 Management proxy circular 25

The table below shows the fees paid for executive compensation consultant services in 2011 and 2012:

		Years ended December 31
Consultant - Korn Ferry	2012	2011
Executive compensation related fees	nil	15,000
All other fees	378,579	99,343
Total	378,579	111,343
		Years ended December 31
Consultant - Towers Watson	2012	2011
Executive compensation related fees	91,510	103,100
All other fees	nil	nil
Total	91,510	103,100

The committee is responsible for making recommendations about director or executive compensation and bringing them to the board for approval. The committee’s recommendations may reflect other factors and considerations than the information provided by Towers Watson and Korn Ferry including but not limited to: trends in peer group compensation; shareholder and proxy advisory concerns; individual performance; succession planning; long term and short term company performance; competition for and retention of top calibre personnel; and impact of corporate strategy implementation, The compensation discussion and analysis starts on page 29 for directors, and page 32 for executives, were prepared by management, and reviewed and approved by this committee and the corporate governance and nominating committee.

Corporate governance and nominating committee

The corporate governance and nominating committee is made up of three directors:

Ross Cory (chair)
Jonathan Rubenstein
Donald Shumka

The committee was established to work with management in continuing to develop our corporate governance framework. This includes:

  regularly reviewing and implementing our corporate governance policies and practices monitoring our risk management program
  reviewing the size and composition of the board annually
  facilitating the succession and nomination of directors to the board identifying new directors and managing the board’s nomination process, board committee appointments and assessment process evaluating individual director competencies as well as the board’s competencies and defining the skills and experience necessary for an effective board.

Sustainability committee

The sustainability committee was made up of four directors from May 3, 2012 to December 31, 2012. Mr Baker resigned effective December 31, 2012:

Geoffrey Handley (chair)
Tim Baker
Wayne Lenton
Michael Price

2013 Management proxy circular 26

The role of the committee is to advise and make recommendations, in its oversight role, to the board for the establishment and monitoring of the company’s environmental, health, safety, community relations and other sustainability policies and practices. This includes:

  reviewing and monitoring our community, environmental, health and safety programs and procedures overseeing the establishment of a corporate environmental health and safety policy monitoring management’s environmental, health and safety risk assessment and impact evaluation procedure monitoring reporting to the board on environmental, health and safety matters, including the development, maintenance and testing of emergency preparedness plans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents where appropriate, investigating, or causing to be investigated, any matter brought to the committee’s attention including, among other things, extraordinary negative health, safety and environmental matters and monitoring follow up actions reviewing the company’s annual sustainability report prior to its public release.

The committee receives a detailed environmental health and safety report from management quarterly, and reports the findings of the report at each regularly scheduled meeting of the board.

Reserves and resources review

The board reviews management’s process for evaluating our reserves and resources. It appointed a panel of directors who are technically competent and knowledgeable in estimating reserves and resources. The panel is charged with reviewing management’s reserve and resource estimates and confirming the qualifications of the Qualified Persons as defined by National Instruction 43-101. They report their findings to the board. From May 3, 2012 to December 31, 2012, Mr. Baker, Mr. Handley and Mr. Lenton served on the panel. Mr. Baker resigned from the board and the reserve and resource panel effective December 31, 2012.

Risk assessment

The corporate governance and nominating committee is responsible for monitoring our risk management program.

The board has overall responsibility for reviewing and approving recommendations, developing programs and procedures for monitoring risks, and reviewing our risk management program at each regularly scheduled board meeting. This includes overseeing the identification of our principal risks, reviewing our acceptable levels of risk and overseeing the development of appropriate systems to manage the risks we face in our business.

Compensation

Report by the compensation committee

This section discusses our compensation practices and decisions.

The compensation committee is responsible for developing our director and executive compensation and policies, in consultation with, among other parties, senior management and external advisors who are qualified to deliver advice on the design and implementation of compensation programs that address Eldorado’s talent and workforce needs. It is also responsible for reviewing these policies annually and recommending any changes to the board as appropriate, reviewing and approving the terms of employment and performance objectives for the named executives, and assessing the performance of the CEO.

Independent decision-making, establishment of compensation philosophy and policies, and providing a clear and comprehensive explanation of director and executive compensation is critical to the integrity of the committee.

None of the committee members has been an employee or executive officer of Eldorado or has or has had a material relationship with the company, taken a loan or had an interest in any material transactions involving Eldorado.

2013 Management proxy circular 27

None of the named executives has served on the Compensation committee or board of another company whose executive officers are members of this committee or our board.

Director compensation

The compensation committee engaged Towers Watson in 2011 and 2012 to complete extensive reviews of the company’s peer group companies with respect to director compensation. At the conclusion of its review in 2012, the committee recommended that the board amend its compensation policy to increase the cash component and reduce the equity component of independent director compensation to align independent director compensation with market. For details of independent director compensation see page 30 of the Compensation discussion and analysis.

Executive compensation

The committee conducts a thorough review of executive compensation every year to make sure our compensation practices are still appropriate and continue to meet our needs. This includes engaging an independent compensation consultant for the purposes of reviewing our practices as economic events unfold and industry developments affect our market. In 2010, the committee engaged Mercer and in 2011 and 2012 the committee engaged Towers Watson to review the competitiveness of the compensation arrangements with our executive team and consult on the development of the long-term incentive practices of the company as they relate to the practices of our peer group companies.

The committee reviewed 2012 corporate performance against our operating and capital plan.

It also:

  conducted a detailed review of each executive’s performance against his or her corporate and individual objectives as set out under our short-term incentive plan reviewed CEO proposals for compensation for officers in accordance with the company’s compensation philosophy and made its recommendation for executive officer compensation to the Board reviewed CEO proposals for long-term incentive awards for company personnel and approved the grant of such awards reviewed CEO proposals for long-term incentive awards for executive officers in accordance with the company’s compensation policy and made recommendation for such awards to the Board completed the CEO evaluation and made recommendations to the Board for CEO base compensation and corresponding long term incentives in accordance with the company’s compensation policy made recommendations to the board about other compensation components

At the conclusion of the review, the compensation committee confirmed that the design of the Company’s compensation policy and programs are sound and continue to align executive compensation with company performance using metrics that are significant in delivering long term value to the company and its shareholders.

For a detailed review of executive compensation practices and factors considered by the compensation committee, see the Compensation Discussion & Analysis on pages 32 to 60 in this circular.

Based upon that extensive review the compensation committee recommended that the board approve a one-time bonus to the executive and officers of the company to recognize exceptional performance from 2005 to 2009, and to reconcile the disparity in executive compensation when compared with its peer group companies.

2013 Management proxy circular 28

The committee has reviewed the compensation disclosure in this document and believes its compensation review and recommendations are appropriate for 2012.

Wayne D. Lenton (committee chair)
Robert Gilmore
Geoffrey Handley
Jonathan Rubenstein

Directors

Compensation discussion and analysis

Directors are paid an annual retainer, attendance fees and equity compensation for serving on our board. Mr. Wright does not receive these fees because he is a member of management as our CEO, and is not an independent director. See page 52 for his compensation for 2012.

The table below details the 2012 and 2013 retainer and fee structure. We pay cash retainers and fees quarterly.

Director compensation ($)	2012	2013
Annual retainers
· member of the board of directors	70,000	105,000
· chairman of the board	200,000	200,000
Annual committee retainers
· audit committee chair	40,000	40,000
· compensation committee chair	25,000	25,000
· corporate governance and nominating committee chair	15,000	15,000
· sustainability committee chair	15,000	15,000
Board and committee meeting fee (per meeting)	1,500	1,500
Equity retainer	200,000	105,000
Estimated total compensation*	294,000	234,000

* Assumes a total of 16 Board and committee meetings per year, and excludes any committee chair retainers

Equity compensation

When directors are first elected to our board, they are granted 100,000 stock options that vest in three tranches over two years. In 2012, at the discretion of the board, each independent director received a grant of stock options valued at $100,000, and deferred share units (DUs) valued at $100,000 (DUs are settled in cash only). In 2013, at the discretion of the board and based on election of the director, each independent director will receive a combination of stock options and DUs totaling $105,000 in value, with the total value of stock options not to exceed $100,000 (using Black-Scholes valuation). All or a portion of the Director’s cash component may be taken in DUs, such election to be made by the final day of the quarter in which the retainer is earned. The options and DUs are administered under the terms and conditions of our Officers and Directors Incentive stock option plan and our deferred share unit plan (see page 37 and below for details.)

Travel and other fees

Directors have a travel allowance of $750 per day, and are reimbursed for travel and hotel costs if they travel to our board and committee meetings from outside of British Columbia. They are also reimbursed for incidental expenses they incur while serving on the board.

Deferred share unit plan

The board adopted a deferred share unit plan as of July 15, 2010. DUs represent notional Eldorado shares based on the value of our common shares and do not earn dividend equivalents.

 2013 Management proxy circular 29

Under the plan, the board can grant DUs to eligible independent directors, designated by the board, on the following terms:

  the market value of a DU is the closing price of an Eldorado common share on the TSX on the day prior to the relevant date
  DUs are denominated in common shares when they are credited to a participant’s account.

Participants may redeem the DUs after the termination date – the earliest date that both of the following conditions are satisfied:

  the date that the participant is no longer a member of our board for whatever reason, including resignation, disability, death, retirement, or loss of office as a director the date that the participant is neither an employee, nor a member of our board or any corporation related to Eldorado for the purposes of the Income Tax Act (Canada).

Directors can redeem their DUs for cash after the termination date. The director must file a redemption notice with our CEO, CFO or Corporate Secretary, specifying the redemption date, which must be before December 15 of the first calendar year following the calendar year of the termination date.

DUs are redeemed for an amount equal to the market value of vested DUs on the redemption date, subject to adjustments for certain corporate actions. DUs are paid out within 15 trading days of redemption date, and prior to December 31.

Directors who are employees of Eldorado, or an affiliate of Eldorado, are not eligible to participate in the plan.

2012 compensation details

Director compensation table

Our directors earned a total of $2,677,500 in 2012, including $1,077,500 in cash compensation. The table below shows the breakdown of total compensation earned by each director in 2012.

Mr. Wright does not receive director fees because he is a member of management as our CEO, and is not an independent director. See page 49 for his compensation in 2012.

Name	Fees earned ($)	Share-based awards[3] ($)	Option-based awards[4] ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Timothy Baker[1]	100,000	100,000	100,000			7,500	300,000
Ross Cory[2]	123,500	100,000	100,000			-	323,500
Robert Gilmore[2]	277,500	100,000	100,000			7,500	477.500
Geoffrey Handley[2]	124,000	100,000	100,000			7,500	324,000
Wayne Lenton[2]	131,000	100,000	100,000			4,500	331.000
Michael Price	120,500	100,000	100,000			7,500	320,500
Jonathan Rubenstein	92,500	100,000	100,000			-	292,500
Donald Shumka	108,500	100,000	100,000			-	308,500

Notes

1.	Mr. Baker resigned from the board of directors on December 31, 2012
2.	The following directors served as committee chairs in 2012:
Mr. Gilmore – chair of the Audit committee
Mr. Lenton – chair of the Compensation committee
Mr. Cory – chair of the Corporate governance and nominating committee, and
Mr. Handley – chair of the Sustainability committee.
3.

Share-based awards is the amount that directors received in DUs in 2012. The number of DUs are calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DUs are settled in cash, have no value at the date of grant, and do not earn dividend equivalents.

2013 Management proxy circular 30

4.	Option-based awards is the amount that directors received in stock options in 2012. Directors are granted stock options as part of the Director compensation policy. The number of stock options is calculated by dividing the total value of the grant by the value of an option using the Black scholes method.

Incentive plan awards

The next table shows the unexercised options and unvested DUs the independent directors held as of December 31, 2012.

		Options-based awards				Share-based awards
Name	Grant date	un-exercised stock options as at December 31, 2012 (#)	Option exerciise price ($)	Option expiry date	Value of un-exercised in the money stock options at December 31,2012(1) ($)	Unvested DUs as at December 31, 2012(2) (#)	Value of unvested DUs at December 31, 2012(3) ($)	Value of DUs vested at December 31, 2012(3) ($)
Timothy Baker	Jun 1 2011	70,000	15.37	June 1, 2015	-			96,678
	Feb 28, 2012	37,736	15.22	Feb 28, 2017	-
Ross Cory	Jan 30 2008	100,000	6.44	Jan 30, 2013	636,000	18,550	237,440	-
	May 12 2009	20,000	9.81	May 12, 2014	59,800
	Feb 23 2011	24,390	16.66	Feb 23, 2016	-
	Feb 28, 2012	37,736	15.22	Feb 28, 2017	-
Robert Gilmore	May 12 2009	6,700	9.81	May 12, 2014	20,033	18,550	237,440	-
	Feb 23 2011	24,390	16.66	Feb 23, 2016	-
	Feb 28, 2012	37,736	15.22	Feb 28, 2017	-
Geoff Handley	May 12 2009	20,000	9.81	May 12, 2014	59,800	18,550	237,440	-
	Feb 23 2011	24,390	16.66	Feb 23, 2016	-
	Feb 28, 2012	37,736	15.22	Feb 28, 2017	-
Wayne Lenton	May 12 2009	20,000	9.81	May 12, 2014	59,800	18,550	237,440	-
	Feb 23 2011	24,390	16.66	Feb 23, 2016	-
	Feb 28, 2012	37,736	15.22	Feb 28, 2017	-
Michael Price	May 10 2011	100,000	15.22	May 10, 2016		7,553	96,678	-
	Feb 28, 2012	37,736	15.22	Feb 28, 2017	-
Jonathan	May 12 2009	75,000	9.81	May 12,2014	224,250	18,550	237,440	-
Rubenstein	Feb 23 2011	24,390	16.66	Feb 23, 2016	-
	Feb 28, 2012	37,736	15.22	Feb 28, 2017	-
Donald Shumka	May 12 2009	20,000	9.81	May 12, 2014	59,800	18,550	237,440	-
	Feb 23 2011	24,390	16.66	Feb 23, 2016	-
	Feb 28, 2012	37,736	15.22	Feb 28, 2017	-

Notes

1.	The value of the stock options is based on the difference between market value of $12.80 per share, the closing price per Eldorado common share on the TSX as of December 31, 2012 and the exercise price, even though these options have not been and may never be exercised. Any actual gains will depend on the value of our common shares on the date they are exercised.
2.	The number of DUs granted is calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DUs are settled in cash, and do not earn dividend equivalents.

2013 Management proxy circular 31

3.	The value of the DUs is based on a market value of $12.80 per share, the closing price per Eldorado common share on the TSX as of December 31, 2012. Any actual value will depend on the value of our common shares on the date the DUs are redeemed. DUs do not vest until termination date.

The next table shows the value of incentive plan awards that were vested or earned by each independent director in 2012.
Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
Timothy Baker	3,396	96,678	nil
Ross Cory	3,396	nil	nil
Robert Gilmore	3,396	nil	nil
Geoff Handley	3,396	nil	nil
Wayne Lenton	3,396	nil	nil
Michael Price	3,396	nil	nil
Jonathan Rubenstein	3,396	nil	nil
Donald Shumka	3,396	nil	nil

Notes

1.	The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
2.	DUs do not vest until termination date. The value of the DUs is based on the number of DUs vested multiplied by the closing share price on the vesting date.

Executives

Compensation discussion and analysis

We have developed compensation practices and procedures to meet six key criteria:

  attract and retain an outstanding executive team
  recognize competitive industry standards
  reward exceptional contributions to our success
  reward performance according to pre-determined objectives
  provide insurance and retirement benefits
  acknowledge the reporting requirements of securities and corporate governance regulators.

Performing in accordance with our stated plan and providing clear, transparent disclosure have been critical factors in earning and maintaining the trust of our shareholders. They have also been the cornerstone of our success.

This section discusses our executive compensation program – our philosophy and approach, the different components, the board’s key compensation decisions for our most senior executives for 2012 and 2013, and how our executive compensation compares to our performance and that of our peers.

We refer to our Chief Executive Officer, Chief Financial Officer and our three next most highly compensated officers as our named executives:

  Paul N. Wright, Chief Executive Officer
  Norman S. Pitcher, President (Effective July 1, 2012)
  Fabiana E. Chubbs, Chief Financial Officer
  Paul S. Skayman, Chief Operating Officer (Effective July 1, 2012)
  Dawn L. Moss, Executive Vice President, Administration and Corporate Secretary (Effective July 1, 2012)

2013 Management proxy circular 32

Philosophy and approach

Delivering solid financial and operational performance through a number of years of intensive growth by acquisition while maintaining our position as one of the lowest cost gold producers demands executive leadership with substantial knowledge, experience and agility. Our approach to compensation is based on attracting and retaining well qualified, high calibre individuals by:

  offering a base salary competitive with our peer group and within industry parameters motivating senior executives to deliver high performance relative to corporate, operational and individual goals without encouraging excessive risk taking offering different forms of compensation to recognize individual and team performance offering an equity component to align executives’ interests with those of our shareholders balancing rewards to recognize short-term results and long term strategic development maintaining a corporate culture that incorportes a sensibly sized officer and executive team that fosters effective management.

Pay and performance – an overview

Committed to delivering a strong pay for performance program, the company focuses on providing a substantial portion of total direct compensation (TDC) for our named executives in variable incentive compensation tied to short- medium- and long-term performance.

Pay Element	Pay Mix*	Performance Orientation
Salary	20% of TDC	Reflects market values with performance-based increases
Short-term incentive plan (STIP)	29% of TDC	Aligned with stretch financial and operational performance targets
Long-term incentives (50% restricted share units and 50% stock options)	51% of TDC	The value of the LTI award at the time of grant varies based on the STIP award Ultimate value received is dependent on absolute share price performance
* Based on an average for all named executives

We look at performance from various operational and financial perspectives that are designed to drive long-term shareholder value creation. Our STIP includes a set of stretch objectives aligned with various financial and operational metrics. We set clear targets and measure performance against these targets. As a result of our 2012 performance, total STIP awards for the named executives decreased by 11% compared to 2011.

The following summarizes our performance relative to our peers over the past one and three years. We have grown our reserves faster than most of the companies in our peer group while maintaining cash costs amongst the lowest of our peers. The growth in production has been below our peers and is reflected in the performance score within our 2012 short-term incentive plan while our Total Shareholder Return performance (“TSR”) impacts the value received by our named executives within our long-term incentive plans.

2013 Management proxy circular 33

In reviewing the alignment of our compensation programs relative to performance, we look at two different perspectives of total direct compensation:
Realizable pay	Summary compensation table pay

Dynamic number that captures the current value of outstanding equity awards

Includes salary, actual STIP, and the current accrued value of outstanding stock options and restricted share units. The values ultimately received could vary depending on future performance

Excludes the special bonus paid in 2011, as it was related to 2005 to 2009 performance

Static number that illustrates pay opportunity

Includes salary, actual STIP and the estimated grant date values of stock options and restricted share units, including the special bonus based on the date it was awarded

Does not reflect the impact of share price on the ultimate value received through equity awards

Note: Dynamic number is impacted by changes in share price until awards are settled/exercised and that captures the current value of outstanding equity awards. Static number is based on share prices at the time of grant and illustrates pay opportunity.

Benchmarking

We benchmark executive compensation against a peer group of other mining companies to ensure we stay competitive and as a key tool for determining retention requirements.

We developed our peer group based on companies that have similar industry characteristics and note that it is difficult to identify a robust list of companies that are similar in size and complexity to Eldorado. In developing the peer group, we looked at mining companies with comparable revenue and market capitalization, and global operations. Our market capitalization is positioned between the 50th and 75th percentiles of the peer group and revenue between the 25th and 50th percentiles. We feel that market capitalization is a better reflection of organizational scope and complexity, particularly due to our growth profile, which is not necessarily reflected in historical revenue or our anticipated growth in our revenue.

2012 Peer Companies
Agnico-Eagle Mines Limited	First Quantum Minerals Ltd.	Randgold Resources Limited
Centerra Gold Inc.	Yamana Gold Inc.	IAMGOLD Corporation
Inmet Mining Corporation	Kinross Gold Corporation

In assessing our scope and performance against the peer companies, we also consider various factors including: share price appreciation and growth in market capitalization, revenue asset base and location of assets, net income, number of operating mines, capital expenditures, gold production, proven and probable gold reserves growth, cash costs per ounce of gold and the relative size of the senior management team (VP and above).

2013 Management proxy circular 34

Pay positioning and pay mix

To support Eldorado’s aggressive growth targets, following the 2011 compensation review, the board adopted a compensation philosophy for total direct compensation to target 80 – 120 percent of the 75th percentile of our peer group. Actual pay positioning might be above or below the above target range based on actual performance achieved for the period.

To ensure that competitive pay is only delivered upon the achievement of our targets, the board approved an approach for determining the mix of total compensation for executives and officers whereby the majority of the compensation is performance-contingent, as follows:

  50% of total compensation to be provided in cash compensation including base salary and short-term incentive awards (STIP)
  the equivalent of total cash compensation in long term incentives (50% in the form of stock options and 50% in restricted share units).

Note: these percentages are not rigid for all employees

The value of long-term incentives at the time of grant equals one times base salary plus the actual STIP award for the prior year’s performance to create alignment between all of our incentive programs.

The number of stock options and RSUs will increase or decrease dependent upon the success or failure of the recipient’s achievement of the specific corporate, operational and personal performance objectives determined annually under the STIP. The realized long-term incentive award value is also subject to future share price performance.

In addition, the Company’s retirement arrangements are designed to support long-term retention through the commodity cycle. Two of the current named executives and all new participants will have their retirement benefits capped. The recent changes to our cash compensation levels have had a significant one-time impact on the value of our retirement arrangements. However, we anticipate that the increases in our pension obligations will moderate as the total impact of the increased cash compensation opportunities is fully reflected within the earnings definition of the plan.

Compensation components

Our executive compensation program is made up of seven components that reward performance over different time periods. We use cash compensation for current year performance and equity compensation to reward longer term performance.

* Merit awards and bonus awards units were not granted to the named executives during the year ended December 31, 2012.

Base salary

We compare base salaries to similar positions in our peer group to set our annual salary levels.

We generally target salaries between 80 and 120 percent of the 75th percentile of our peer group.

2013 Management proxy circular 35

Short term incentive plan

Our STIP is designed to reward executives with annual cash awards based on corporate, operational and individual results when measured against predetermined objectives and performance measures.

The plan:

  is an incentive bonus designed to reward each participant for their contribution aligns individual contributions with the company’s objectives communicates the key objectives we value most highly, and
  rewards senior management for achieving objectives commensurate with our business and operational results

The STIP award is calculated as follows:

Base salary
Annualized salary on December 31.

Target award levels

Each participant’s target award level is expressed as a percentage of base salary, and awarded if he or she meets their target achievement level for each objective.

Weighting factors

Each corporate, operational and personal objective is assigned a weighting, which varies by named executive.

Achievement level factors

Performance is based on how well we achieve each STIP objective. There are three levels of performance, each receiving a corresponding performance factor that is used in calculating the STIP award. The factor is prorated linearly if our performance falls between two levels.
If we achieve:	Our performance factor is:
threshold performance	0.0	• this is non-stretch or minimum level of performance, so no award is paid
target performance	1.0	• our performance generally reflects the business plan or budget for the year – this is our desired level of stretch performance
challenge performance	2.0	• our performance exceeds business plan expectations – this is exceptional performance so the maximum incentive award is paid

The compensation committee can use discretion to assign a factor higher than 2.0 if our performance is outstanding and significantly superior to the challenge level.

The STIP award is paid in cash and subject to statutory deductions.

Merit awards

Merit awards are cash awards that are sometimes granted for extraordinary performance that results in a significant benefit to the company.

No merit awards were granted to the named executives during the year ended December 31, 2012.

2013 Management proxy circular 36

Long-term incentives

Long-term incentives currently consist of stock options and RSUs. The grant value for the executive officers is 100% of total cash compensation (i.e., salary and actual STIP) and 50% of the value is granted in stock options and 50% in RSUs. The ultimate value each recipient receives is contingent upon Eldorado’s share price performance.
	Stock options	Restricted share units (RSUs)
Determining the award	(Base salary + STIP) = X ½ of X = stock option grant	(Base salary + STIP) = X ½ of X = RSU grant
Valuing the award	Black Scholes method	RSU grant x closing share price
Vesting	Vest in three tranches: • 1/3 immediately • 1/3 on the first-year anniversary of the grant • 1/3 on the second-year anniversary	Vest in three tranches: • 1/3 immediately • 1/3 on the first-year anniversary of the grant • 1/3 on the second-year anniversary
Expiry date	After five years	After three years

Incentive stock option plans

We have two incentive stock option plans (the plans):

  a plan for the employees, consultants and advisors of Eldorado and our related entities, as well as the directors and officers of our related entities (the Employee plan)
  a plan for directors and officers of Eldorado (the Officers and directors plan).

We established the Employee plan in 1994.

We introduced the Officers and directors plan in 2003, to tie a portion of the future compensation of our directors, officers and employees to the long-term performance of our shares. The named executives participate in the Officers and directors plan because it provides a tangible way to motivate them to focus on our long-term interests and the interests of shareholders.

Granting and vesting

The board approves option grants under the plans. Each option entitles the holder to buy one Eldorado common share, subject to certain adjustments. The board generally grants options in five-year terms, which is the maximum option period provided for under the plans, but can set shorter terms if it wishes. The board also has discretion to determine vesting restrictions, and in connection therewith determine the terms under which vesting of the options may be accelerated.

Options granted to our named executives vest in three tranches over two years. Options vest upon termination of employment, engagement or directorship by:

  Eldorado or a related entity of Eldorado, for any reason other than for cause or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado, and the optionee, should there be a material adverse change in location, salary, duties or responsibilities in the 12 months following the change of control and the optionee has provided written notice to the Company within 30 days of such material adverse change.

Exercising options

The board determines an option’s exercise price on the grant date. The exercise price must be at least equal to the market value of our common shares at that time (the closing price of our common shares on the TSX on the trading day immediately before the grant date). If there is no closing price, the market value is the share price used in the last trade on the grant date.

Options cannot be exercised if the exercise period has expired. If options expire during a trading blackout period, they can be exercised within 10 business days after the black-out period is lifted.

We do not provide any financial assistance to participants when they exercise their options.

2013 Management proxy circular 37

Assigning or transferring options

Options cannot be assigned or transferred to another person other than by will or by law if the option holder dies. The board must approve any requests to transfer options to a holder’s holding company or registered plan.

Special situations

If the option holder is no longer eligible to participate in the plan, he or she has 365 days to exercise any vested options under the Officers and directors plan, and 30 days under the Employee plan, except in the following situations:

  on death, his or her estate has 365 days to exercise the vested options on termination for cause, all options terminate immediately.

The board may in its sole discretion increase the periods permitted to exercise all or any of the options following a termination of employment, engagement or directorship provided that no options shall be exercisable beyond the original expiry date of the option.

Restrictions

Shares reserved for issue

From and as of May 5, 2011 the maximum number of Eldorado common shares that may be issued under the Plans shall not exceed 17,067,794 common shares for the Employee plan and 13,654,234 common shares for the Officers and directors plan.

The plans limit the total number of Eldorado common shares that can be reserved for issue under the plans (subject to adjustments) to no more than 9% of common shares issued and outstanding from time to time, as follows:

  Employee plan: limited to no more than 5% of Eldorado common shares issued and outstanding
  Officers and directors plan: limited to no more than 4% of Eldorado common shares issued and outstanding.

The plans limit the number of Eldorado common shares that can be reserved for issue under the plans for a single individual:

  Employee plan: limited to no more than one-half of one percent (0.5%) of common shares outstanding on the grant date
  Officers and directors plan: limited to no more than one percent (1%) of common shares outstanding on the grant date (on a non-diluted basis)
  Both plans: for non-executive directors, limited to no more than three quarters of one percent (0.75%) of common shares outstanding on the grant date
  Common shares that were reserved for options that expire, are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the plans.

Restrictions for insiders

No more than 9% of common shares issued and outstanding on the grant date (on a non-diluted basis), can be reserved for issue to insiders through the plans and any other security based compensation arrangement.

In any one-year period, no more than 9% of common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the plans and any other security based compensation arrangement.

Grants to non-executive directors

Under our compensation policy, the board can grant up to 100,000 options vested over two years to a non-executive director when he is first elected or appointed to our board, and has the discretion to grant stock options to non-executive directors up to a value as of the date of the grant of $100,000 per year as determined by the Board. (See director compensation, page 29).

2013 Management proxy circular 38

Corporate changes

If we amalgamate, consolidate, or merge with or into another body corporate:

  option holders are entitled to receive other securities, property or cash (in lieu of common shares).

If it is imminent that our common shares will be exchanged or exchanging or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

  the board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised, among other things.

If a third party makes an offer to buy all of our common shares:

  the board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised.

Making changes to the plans

Except as described below, shareholders must approve all changes to the plans, including changes that involve:

changing the number of common shares that can be reserved for issue under the plans, including:
increasing the fixed maximum or fixed maximum percentage
changing from a fixed maximum number to a fixed maximum percentage changing from a fixed maximum percentage to a fixed maximum number (an increase doesn’t include reloading after options are exercised, as long as the fixed maximum or percentage is not increased).
We do not need shareholder approval to make changes like:
changing the termination provisions of the options or plan, as long as it does not extend beyond the original expiry date adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying common shares from our reserve making housekeeping changes like correcting errors or clarifying ambiguities updating the plans to reflect changes in the governing laws, including any TSX compliance requirements.

Under the NYSE rules, shareholders generally must approve the following material changes, among others:

a material increase in the number of shares to be issued under the plan (other than as a result of a reorganization, stock split, merger, spin-off or similar transaction)
a material increase in benefits to participants, including:
a re-pricing (or decrease in exercise price)
reducing the offering price of shares or options to buy shares, or extending the duration of the plan
expansion of the class of participants eligible to participate in the plan expansion of the kinds of options or awards under the plan.

If it has a material and adverse effect on an option holder and if the option holder consents to the change, the board can adjust or terminate any outstanding option, including substituting it for another award, changing the exercise date or making other changes. The board can also extend the exercise period or lower the exercise price on any outstanding option if it receives shareholder approval.

If the exercise price of any outstanding option granted to an insider is reduced, or the exercise period is extended, we must receive approval from the disinterested shareholders, according to the terms of the plans and TSX and other regulatory requirements.

Other terms and conditions

The board can suspend or terminate the plans at any time, and impose other terms and conditions on any options granted under the plans.

2013 Management proxy circular 39

The board can change or terminate the plans and any outstanding options if a securities regulator, stock exchange or a market requires it as a condition of approving a distribution of common shares to the public, or to obtain or maintain a listing or quotation of our common shares.

The plans were amended and restated and as of October 25, 2012 to incorporate certain housekeeping changes and the definition of change of control. Please see our 2008, 2009 and 2011 management proxy circulars (March 27, 2008; April 3, 2009 and dated March 23, 2011 on SEDAR [www.sedar.com]) for a summary of the amendments made to the plan and approved by shareholders.

You can request a copy of the plans by contacting our corporate secretary.

Restricted Share Unit Plan

The board adopted a restricted share unit plan (RSU Plan) effective as of March 16, 2011. The RSU Plan was amended and restated as of October 25, 2012 to incorporate a housekeeping change to the definition of change of control and amended as restated as of February 21, 2013 to increase the maximum number of shares deliverable under the RSU Plan from 1,500,000 to 5,000,000. Officers and executives receiving restricted share units (RSUs) as a component of their compensation are encouraged to retain the shares received on redemption of the RSUs as a means of building their shareholding in the Company.

Granting

Under the RSU Plan, the board can grant RSU’s to employees or officers of the company or a related entity of the company. An RSU is a bookkeeping entry, denominated in our common shares (on a one for one basis), that is credited to the RSU account of a participant under the RSU Plan.

Restrictions

The maximum number of our common shares which may be delivered under the RSU Plan since inception is 5,000,000 common shares, subject to adjustments. The common shares delivered pursuant to the RSU Plan may be acquired subsequently or in anticipation of a redemption in the open market to satisfy the redemption requirements under the RSU Plan. Valiant Trust Company has been appointed as the trustee for the purposes of arranging for the acquisition of the common shares and to hold the common shares in trust for the purposes of the RSU Plan as well as deal with other administration matters. See NCIB below.

Vesting

Unless otherwise specified by the board, RSUs granted are subject to a vesting schedule. Grants of RSUs are also subject to a restricted period, that period after the expiration of which the holder may be entitled to receive common shares or the amount payable on redemption of vested RSUs. The restricted period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such RSUs were granted. Once vested, a holder of vested RSUs is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account of the common shares held by the trustee in respect of those vested RSUs and that have not been previously distributed, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Redemption

Unless previously redeemed, all vested RSUs are redeemed on the redemption date, defined as the earlier of the last day of the restricted period and the date of termination of employment.

Under the Plan, vested RSUs are redeemable, at the election of the board in its discretion, for common shares (on a one for one basis), a cash payment equal to the market value of a common share (on a one for one basis) as of the redemption date or a combination of cash or common shares. Market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the share price used in the last trade. Unless previously distributed to the holder, upon redemption of any vested RSU, the holder is entitled to receive any distributions that are paid to the trustee appointed under the RSU Plan on account

2013 Management proxy circular 40

of the common shares held by the trustee in respect of those vested RSUs, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Provided RSUs are vested, participants may elect early redemption. Participants can redeem their vested RSUs by filing a redemption notice with our Corporate Secretary, specifying the redemption date, which date must not be less than 10 days from the date of the notice, but may not be later than the earlier of the last day of the restricted period and the date of termination of employment.

RSUs cannot be redeemed during or within two business days of a trading black-out period; they can be redeemed within two business days after the black-out period is lifted.

Assigning or transferring RSUs

RSUs cannot be assigned or transferred to another person other than by will or by law if the RSU holder dies.

Termination

If employment is terminated for any reason other than cause, participants (or in the case of death, the participant’s estate) are entitled to redeem their RSUs if they have vested and have not yet been redeemed.

Any outstanding RSUs that have not yet vested on the termination date will be deemed to have vested if we:

  terminate employment for any reason other than cause within twelve months of a change of control, or make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within twelve months of a change of control and the participant gives notice of termination within 30 days of the material adverse change.

Any RSUs that have not vested are relinquished and cancelled when the executive’s employment is terminated, unless the board determines otherwise.

The board can accelerate the vesting period or waive the vesting or other terms.

If an executive’s employment is terminated for cause, he or she forfeits all RSUs (whether vested or not) and all rights to payments.

Corporate Changes

If we amalgamate, consolidate, or merge with or into another body corporate:

  any common shares receivable on redemption under the RSU Plan are converted to other securities, property or cash that a participant would have receive upon such amalgamation, consolidation or merger, had the RSUs been redeemed for common shares immediately prior thereto market value of an RSU shall be equal to the market value of the securities, property or cash which the shareholders of the company would have received for a common share.

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

  the board can use its discretion to determine the manner in which all outstanding RSUs shall be treated, including requiring acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

If a third party makes an offer to buy all of our common shares:

  the board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

Making changes to the RSU Plan or RSUs
The board can amend, suspend or terminate the RSU Plan at any time.	Termination will not affect any
outstanding RSUs.

2013 Management proxy circular 41

The board can amend, modify or terminate any outstanding RSUs, provided however the holder’s consent is required unless the board determines that it would not materially and adversely affect the holder or is specifically permitted under the RSU Plan.

NCIB

Common shares to satisfy redemptions of RSUs are acquired by the trustee on the market and such acquisitions have and will be conducted by way of a normal course issuer bid (NCIB). Our notice in respect of the NCIB was accepted by the TSX. Pursuant to the NCIB, during the period from April 10, 2012 and ending April 9, 2013, we may purchase up to 4,199,047 of our common shares at prevailing market prices. Pursuant to TSX policies, daily purchases may not exceed 716,052 common shares during such period. From March 29, 2011 to March 28, 2012 we purchased 800,953 common shares at an average price of $15.2331 for a total cost of $12,201,031. From April 10, 2012 to March 15, 2013 we purchased 668,763 common shares at an average price of $10.3865 for a total cost of $6,946,111. We expect to renew the NCIB for 2013.

Through the trustee, GMP Securities LP has been engaged to undertake purchases under the NCIB for the purposes of the RSU Plan.

The common shares acquired will be held by the Trustee until the same are required to be transferred to participants under the terms of the RSU Plan to satisfy our obligations in respect of redemptions of vested RSUs held by such participants.

Under the RSU Plan, neither common shares nor any distributions are permitted to be transferred to the company or a related entity.

A copy of our NCIB Notices filed with the TSX may be obtained, by any shareholder without charge, by contacting our corporate secretary.

Bonus award units

Executive officers, employees and consultants are eligible to participate in our bonus award unit plan, which recognizes the company’s success over the medium term.

The award is tied to the value of our common shares and paid in cash. It focuses participants on achieving performance that enhances shareholder value.

The board grants bonus unit awards from time to time based on pre-determined performance criteria.

Units vest when performance targets are met and/or when the time vesting period expires. They are automatically redeemed for cash on or before the last trading day before December 15 of the year the award vests, subject to any trading black-out period restrictions. The amount of the payout is based on how much our shares have appreciated in value from the grant date.

Units that do not vest before the performance period expires, or that are not redeemed according to the terms of the plan, are cancelled.

If employment is terminated for any reason other than cause, participants are entitled to redeem their bonus award units if they have vested and have not yet been redeemed.

2013 Management proxy circular 42

Any outstanding bonus award units that have not yet vested on the termination date will be deemed to have vested if we:

  terminate employment before the end of the performance period, for any reason other than cause within six months of a change of control, or make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within six months of a change of control and the participant gives notice of termination within 30 days of the material adverse change.

Any other bonus unit awards that have not vested are relinquished and cancelled when the executive’s employment is terminated, unless the board determines otherwise. The board can accelerate the vesting period or waive the vesting or other terms.

Termination for cause

If an executive’s employment is terminated for cause, he or she forfeits all bonus unit awards (whether vested or not) and all rights to cash payments, and we cancel the awards as of the date of termination. No bonus award units were granted to the named executives during the year ended December 31, 2012.

Pension plan

Each of the named executives participate in the Eldorado pension plan for designated employees, a registered pension plan under the Income Tax Act (Canada) and a supplemental executive retirement plan. The combined annual retirement benefit is equal to 2% of the highest average annual earnings over a three-year period, multiplied by years of service. For Ms. Chubbs and Mr. Skayman, the annual retirement benefit is capped at $600,000 per year.

The normal retirement age is 65, but participants can retire as early as 58 if they have at least 10 years of service in the position of an executive officer. Pension benefits are reduced if a participant retires before turning 60, except for Mr. Wright who is eligible to receive an unreduced pension after turning 55. All pension benefits are payable as a joint and two-thirds survivor pension with a five-year guarantee.

Benefits

Executives receive benefits that include medical, extended health, dental, disability, critical illness and life insurance coverage.

Mr. Wright receives parking, a club membership and an annual health assessment as perquisites, while Mr. Pitcher, Ms. Chubbs, Mr. Skayman and Ms. Moss receive parking and an annual health assessment.

Hedging by insiders

While certain hedging is not permitted under the Canada Business Corporations Act, in 2011, the Board approved an amendment to the Company’s Insider Trading Policy to provide that all executive management and directors of the Company are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in the market value of equity securities granted to such insiders as compensation or held directly or indirectly by the insider. Hedging may not be utilized to otherwise offset the value of the shareholding requirements set by the Company’s share ownership guidelines for directors.

Risk management and executive compensation

Our executive compensation programs are designed to create appropriate incentives to increase long-term shareholder value while not encouraging excessive or inappropriate risk-taking. The personal goals which form the basis of the STIP evaluation are carefully considered by the compensation committee with a view to establishing a realistic and balanced set of performance targets together with a range of achievement level factors that both encourage initiative and discourage underperformance in areas important to the company but that do not encourage excessive risk taking by the executive. This is supported by the Company’s Risk Management process which includes:

  identifying and categorizing risks
  evaluating the risks individually for the likelihood of occurrence and the severity if the risk occurred

2013 Management proxy circular 43

  evaluating the interconnectivity of the risks in aggregate designing and developing strategies and additional controls to mitigate identified risks identifying an acceptable level of risk which will foster long term shareholder growth assessing effectiveness of controls and risk management strategies.

The executive compensation programs are reviewed to confirm that this objective is structured to balance risk and reward, yet mitigate any incentive for excessive risk taking. Some of the key risk mitigating features of the executive compensation plans include:

balanced compensation program design, between fixed and variable pay and between short- and long-term incentives consistent program design among all executive officers
a greater award opportunity derived from long-term incentives compared to short-term incentives creating a greater focus on sustained company performance over time a mix of performance measures are used in the STIP to provide a balanced performance focus capped payout opportunity within the STIP (2.0x target) which is subject to board discretion to reflect a holistic view of the company’s performance the use of two distinct long-term incentives: stock options and restricted share unit (RSUs) to provide strong incentives for sustained performance over time:
awards are granted annually
stock options vest over two years and have a five year term
RSUs vest over two years and have a three year term and
RSUs have overlapping vesting periods with payouts based on the prevailing share price at the end of each vesting period.
In addition, the total compensation expense to executive officers is an immaterial percentage of the company’s revenue, less than 3%.

Based on their review, the committee concluded that it did not uncover risk factors that are reasonably likely to have a material adverse effect on the company.

2012 performance and compensation decisions

In 2012, we achieved record earnings from our gold mining operations. We performed well and increased gold production to 656,324 ounces of gold at a cash operating cost of US$489/ounce, maintaining our position as a low cost gold producer. We operated eight mines in four countries: the Ki_lada mine in Turkey, the Jinfeng, Tanjianshan and White Mountain mines in China, the Vila Nova iron ore mine in Brazil and the Olympias gold mine and Stratoni lead/zinc/silver mine in Greece. The Olympias and Stratoni mine were acquired as part of the Company’s acqusiition of European Goldfields Limited in 2012.

2012 summary include:

  2012 gold production was 656,324 ounces
  Gold revenues increased to US$1,047.1 million
  Basic earnings per share of US$0.44 per share
  Cash generated from operating activities before changes in non-cash working capital of US$447.7 million plus pre-commercial production from Efemcukuru of $54.7 million
  Dividends paid totalling $0.15 per share
  Acquired European Goldfields Limited adding 6.8 million contained ounces of gold in proven & probable reserves and 13.4 million ounces of measured & indicated resources
  Began Kisladag Phase IV Expansion
  Received Environmental Permit for Certej gold project, Romania

2013 Management proxy circular 44

  Received Approval of the PEIA study for the Perama Hill gold project, Greece
  Received Preliminary Environmental License for the Tocantinzinho gold project, Brazil

Over the past five years, our market capitalization has increased by 355%, compared to an average of 33.0% for our peer group.

The table below shows the 2012 target award levels and weightings of the corporate, operational and personal objectives for each named executive:

		Weightings

	Target award level	Corporate and operational	Personal
Named executive	(% of base salary)	objectives	objectives

Paul Wright	200%	70%	30%
Chief Executive Officer

Fabiana Chubbs	100%	50%	50%
Chief Financial Officer

Norman Pitcher	150%[1]	75%	25%
President

Paul Skayman	100%[1]	65%	35%
Chief Operating Officer

Dawn Moss	100%	50%	50%
Executive Vice President, Administration
and Corporate Secretary

Note:

1. Mr. Pitcher and Mr. Skayman were promoted in July 2012 and the target award level in the table reflects the target bonus percentage after the promotion.

2013 Management proxy circular 45

The table below lists the 2012 objectives, weightings and achievement levels for the named executives under the short term incentive plan.

2012 Corporate and operational					Achievement
objectives			Achievement	Weighting	level factor	Named executive
1	.	Net income per share	Target = $0.49/share	10	0.50	Paul Wright
			Actual = $0.45/share	20		Fabiana Chubbs
				20		Dawn Moss
2	.	Cash flow from operations	Target = $0.77/share	10	0.25	Paul Wright
		per share	Actual = $0.65/hsare	10		Fabiana Chubbs
				15		Norm Pitcher
				20		Dawn Moss
				10		Paul Skayman
3	.	Capital projects program	Target = $566.7M	10	0.50	Paul Wright
			Actual = $426M	10		Fabiana Chubbs
				15		Norm Pitcher
				10		Paul Skayman
4	.	Total Mine Production	Target = 772,425 oz	5	0.0	Paul Wright
			Actual = 656,324 oz	10		Norm Pitcher
				15		Paul Skayman
5	.	Share price as compared to	109% of Global Gold	15	2.0	Paul Wright
		the average performance of	Index Average
		companies in the S&P/TSX	Performance	10		Fabiana Chubbs
		Global Gold Index		10		Norm Pitcher
				20		Dawn Moss
				10		Paul Skayman
6	.	Total production cash	Target = $455/oz	5	0.25	Paul Wright
		operating cost
			Actual = $489/oz	15		Norm Pitcher
				10		Paul Skayman
7	.	Reserves and resources per	Reserves &	15	2.0	Paul Wright
		share	Resources Improved
			significantly over 2011	10		Norm Pitcher
			levels	10		Paul Skayman
			P&P Reserves
			2011 0.0348/share
			2012 0.0441/share
			M&I Resources
			2011 0.0419/share
			2012 0.0630/share

2013 Management proxy circular 46

Named executives - 2012 Personal objectives	Results
Paul Wright Chief Executive Officer
Mr. Wright’s personal objectives in 2012 were focused on the successful integration of the European Goldfields assets and overseeing the enlarged organizational structure, the growth of the company and transitional issues.	Mr. Wright’s stated personal objectives were weighted at 30%. The personal achievement level factor was 1.17.
Fabiana Chubbs Chief Financial Officer
Ms. Chubbs personal objectives in 2012 were focused on development of a financial strategy to match capital program; tax reorganization for efficient movement of funds through subsidiary structure; and supporting investor relations with accurate and timely information for analyst engagement.	Mr. Pitcher’s stated personal objectives were weighted at 25%. The personal achievement level factor was 1.05.
Norm Pitcher President
Mr. Pitcher’s personal objectives in 2012 focused on transitioning the COO role; overseeing China organization structure; establishing successful relations in Romania to further Eldorado business interests; overseeing organizational structure in Greece; establishing a rigorous quantitative review of exploration plans & progress and integration of business development.	Mr. Pitcher’s stated personal objectives were weighted at 25%. The personal achievement level factor was 1.05.
Paul Skayman Chief Operating Officer
Mr. Skayman’s personal objectives in 2012 were focused on development of management skills to transition to COO role; increasing throughput at KCTP; and mentoring SVP China Operations as transition to SVP Operations.	Mr. Skayman’s stated personal objectives were weighted at 35%. The personal achievement level factor was 0.71.
Dawn Moss Executive Vice President, Administration and Corporate Secretary
Ms. Moss’s personal objectives in 2012 were focussed on upgrading expatriate and travel policies and procedures; and refining corporate organization with the finance group to realize the most tax effective structure.	Ms. Moss’s stated personal objectives were weighted at 50%. The personal achievement level factor was 1.00

The table below shows the actual bonus level based on weighted achievement factor for the year ended December 31, 2012. 2012 STIP awards granted to the named executives totaled $5,077,093 before statutory deductions and withholding taxes (compared to $5,718,000 in 2011).

Named executive	Target award level (% of salary)	Weighted achievement factor (corporate and personal)	Actual bonus (% of salary)	Actual bonus ($)

Paul Wright	200%	108.75%	218%	3,166,800
Chief Executive Officer

Fabiana Chubbs	100%	95%	95%	395,200
Chief Financial Officer

Norman Pitcher	150%	81.25%	103%[1]	839,313
President

Paul Skayman	100%	75%	61%[1]	304,500
Chief Operating Officer

Dawn Moss	100%	85%	85%	371,280
Executive Vice President,
Administration and Corporate
Secretary

Note:

1.	Mr. Pitcher and Mr. Skayman were promoted in July 2012 and the actual bonus is pro-rated based on their salaries and target award levels before and after the promotion

2013 Management proxy circular 47

The following summarizes total direct compensation approved by the board in 2012 and 2013.

Paul N. Wright

Chief Executive Officer

Mr. Wright is also a director of the company. He joined Eldorado in July 1996 and was Vice President, Mining and Senior Vice President, Operations before being appointed President & CEO in October 1999 to July 1, 2012. Mr. Wright stepped down as President and has served as CEO since July 1, 2012. A graduate of the University of Newcastle Upon Tyne, Mr. Wright has over 30 years of experience in developing and operating open pit and underground gold mines. Prior to joining Eldorado, he worked with Placer Dome, the Redpath Group and Granges. Mr. Wright is a member of the Canadian Institute of Mining and Metallurgy, the Institution of Mining and Metallurgy of London and is a Chartered Engineer (UK).

The board approved the following compensation for Mr. Wright in 2012 and 2013:

Paul N. Wright
Chief Executive Officer	2012($)	2013($)
Base salary	1,456,000	1,514,000
STIP award (for performance in previous year) [1]	3,640,000	3,166,800
Total cash compensation	5,096,000	4,680,800
Stock options [2]	2,184,000	2,340,400
RSUs [2]	2,184,000	2,340,400
Total direct compensation	9,464,000	9,361,600

Fabiana E. Chubbs
Chief Financial Officer

Fabiana Chubbs was appointed Chief Financial Officer on June 1, 2011. She joined Eldorado in July 2007 as Treasurer Coordinator and was appointed Treasurer and Risk Manager in July 2008. Fabiana is a Chartered Accountant (Canada) and a Certified Public Accountant (Argentina) with over 23 years experience in tax, audit, and business advisory services to international public companies. Ms. Chubbs holds a Bachelor of Business Administration from the University of Buenos Aires. Prior to joining Eldorado, Ms. Chubbs was the Senior Manager, PricewaterhouseCoopers LLP Audit Group, where she had worked on the Eldorado account commencing December 1996.

The board approved the following compensation for Ms. Chubbs in 2012 and 2013:

Fabiana E. Chubbs
Chief Financial Officer	2012($)	2013($)
Base salary	416,000	475,000
STIP award (for performance in previous year) [1]	310,000	395,200
Total cash compensation	726,000	870,200
Stock options [2]	416,000	435,100
RSUs [2]	416,000	435,100
Total direct compensation	1,558,000	1,740,400

2013 Management proxy circular 48

Norman S. Pitcher
President

Mr. Pitcher was appointed President on July 1, 2012 from his position of Chief Operating Officer, which he had held since July 1, 2005. Prior to becoming COO, Mr. Pitcher was Vice President, Exploration and Corporate Development and led our exploration activities and identified new business opportunities. A graduate of the University of Arizona with a B.Sc. in Geology, Mr. Pitcher has over 25 years of experience in the mining industry. Throughout his career with Eldorado, Pan American Silver, H.A. Simons, Ivanhoe Gold and Pioneer Metals, Mr. Pitcher has been involved in exploration, evaluation and exploitation of open pit and underground mineral deposits on a worldwide basis.

The board approved the following compensation for Mr. Pitcher in 2012 and 2013:

Norman S. Pitcher
President	2012($)	2013($)
Base salary	745,000	847,000
STIP award (for performance in previous year) [1]	812,500	839,313
Total cash compensation	1,557,500	1,686,313
Stock options [2]	904,899	843,157
RSUs [2]	957,634	843,157
Total direct compensation	3,420,033	3,372,627

Paul S. Skayman
Chief Operating Officer

Mr. Skayman joined Eldorado in September 2005 as Project Manager, Tanjianshan Gold Project, where he provided leadership and management for the development of the Tanjianshan gold project. He was appointed Vice President, Operations in August 2008 and Senior Vice President, Operations in December 2009. On July 1, 2012 Mr. Skayman was appointed Chief Operating Officer of the Company. Mr. Skayman has over 25 years of experience in the mining industry with a solid background in metallurgy, mine and underground project planning and feasibility studies. He holds a B.Sc. in Extractive Metallurgy from Murdoch University in Perth, Australia and has worked extensively in Australia, Africa and China in both mine development and operations.

The board approved the following compensation for Mr. Skayman in 2012 and 2013:

Paul S. Skayman
Chief Operating Officer	2012($)	2013($)
Base salary	458,000	500,000
STIP award (for performance in previous year) [1]	262,500	304,500
Total cash compensation	720,500	804,500
Stock options [2]	439,555	402,250
RSUs [2]	464,851	402,250
Total direct compensation	1,624,906	1,609,000

2013 Management proxy circular 49

Dawn L. Moss

Executive Vice President, Administration and Corporate Secretary

Ms. Moss joined Eldorado as Corporate Administrator in November 1998 and was appointed Corporate Secretary in October 2000 and Vice President, Administration in 2008. On July 1, 2012 Ms. Moss was appointed Executive Vice President, Administration & Corporate Secretary. She is a Fellow of the Canadian Society of Corporate Secretaries and a Director of the Institute of Corporate Secretaries. Ms. Moss is an Acc.Dir and has over 30 years of experience in administrative and corporate secretarial experience in resource based industries.

The board approved the following compensation for Ms. Moss in 2012 and 2013:

Dawn L. Moss
Executive Vice President, Administration and Corporate
Secretary	2012($)	2013($)
Base salary	436,800	454,000
STIP award (for performance in previous year) [1]	693,000	371,280
Total cash compensation	1,129,800	825,280
Stock options [2]	436,800	412,640
RSUs [2]	436,800	412,640
Total direct compensation	2,003,400	1,650,560

Notes:

1.	Value different from summary compensation table due to bonus timing.
2.	2012 equity awards based on target cash compensation while 2013 (and future) equity awards based on actual cash compensation.

Executive share ownership

The board believes directors, officers and employees should all have a stake in the future growth of the company and that their interests should be aligned with those of our shareholders.

The board encourages its officers and executives to hold an appropriate level of shares in the Company, and recognizes the advantages of maintaining share ownership as a voluntary practice particularly considering that the company is involved in a cyclical industry and may face share price reductions that could result in officers and executives becoming financially over-exposed. As a part of its remuneration policy, the Board also encourages officers and executives to retain their RSUs in shares on redemption to help increase their shareholding in the Company.

The table below illustrates the shareholdings of our named executives as of December 31, 2012.

	Common		Total	Multiple of	% Interest
Named executive	Shares [1]	RSUs [1]	Shareholding	Salary [2]	Ownership

Paul Wright	341,314	132,193	473,507	4.2 x	0.05
Chief Executive Officer

Fabiana Chubbs	8,946	35,983	44,929	1.4 x	0.001
Chief Financial Officer

Norman Pitcher	82,405	61,011	143,416	2.5 x	0.011
President

Paul Skayman	22,916	33,303	56,219	1.6 x	0.003
Chief Operating Officer
Dawn Moss
Executive Vice President,	33,073	27,827	60,900	1.8 x	0.005
Administration and Corporate
Secretary

2013 Management proxy circular 50

Notes:

1. Outstanding common shares and RSUs as of December 31, 2012.Confirmed

2. Based on closing price on December 31, 2012 of $12.80 and 2012 salaries

Shareholder return

The graph below shows the change in value of Cdn $100 invested in our common shares between December 31, 2007 and December 31, 2012, compared to a similar investment in the S&P/TSX Global Gold Index and the S&P/TSX Composite Gold Index over the same period.

As at December 31	2007	2008	2009	2010	2011	2012
Eldorado (ELD)	$100	$ 161	$ 253	$ 319	$ 240	$ 219
S&P/TSX Composite	$100	$ 65	$ 85	$ 97	$ 86	$ 90
S&P/TSX Global Gold Index	$100	$ 98	$ 107	$ 135	$ 116	$ 98

Eldorado’s TSR over the past five years were 119%, compared to a return of -2% for the S&P/TSX Global Gold Index and -10% for the S&P/TSX Composite. The compensation of the named executives has increased over the past five years, generally consistent with the increase in Eldorado’s TSR. The increase in compensation is influenced by the increasing scope and complexity of the organization as well as changes in the executive team. Most of the named executives’ compensation is “at-risk” with a significant portion being delivered in the form of equity awards. The value ultimately received from the equity awards will depend on the Company’s share price performance and is intrinsically aligned with shareholder value. Other factors, including financial and operational performance, also influence compensation levels and these results do not necessarily align with current shareholder returns.

2013 Management proxy circular 51

2012 compensation details

Summary compensation table

The table below shows the total compensation earned by our named executives during the last three financial years ended December 31, 2010, 2011 and 2012.

All figures are in Canadian dollars unless otherwise indicated

					Non-equity incentive
					plan compensation
						Long
			Share	-Option-		Term
			based	based		Incentive	Pension	All other	Total
Name & principal		Salary	awards[7]	awards[4]	STIP[5]	Plan	value[9]	compensation[6]	compensation
position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Paul N. Wright	2012	1,456,000	2,184,000	2,184,000	3,166,800		9,671,140		18,661,940
CEO
	2011	1,400,000	1,048,719	1,045,000	3,640,000	–	4,206,054	–	11,339,773

			1,681,254[8]		5,043,750[8]

	2010	900,000	–	2,538,000	1,732,500	–	1,164,689	–	6,335,189

Fabiana E. Chubbs[1]	2012	416,000	416,000	416,000	395,200		112,636		1,755,836
Chief Financial	2011	239,875	206,250	212,088	310,000		62,186		1,030,399
Officer

Norman S. Pitcher[2]	2012	745,000	957,634	904,899	839,313		2,611,703		6,058,549
President
	2011	650,000	500,529	498,750	812,500	–	676,813	–	3,138,592

			526,750[8]		1,580,250[8]

	2010	500,000	–	1,057,500	632,183	–	594,925	–	2,784,608

Paul S. Skayman[3]	2012	459,000	464,851	439,555	304,500		66,652		1,733,558
Chief Operating
Officer	2011	350,000	268,039	267,178	262,500	–	–		1,147,717

			37,626[8]		112,875[8]

	2010	280,000	–	317,250	203,000	–	–	–	800,250

Dawn L. Moss	2012	436,800	436,800	436,800	371,280		900,948		2,582,628
Executive Vice
President,	2011	420,000	275,275	274,322	693,000	–	620,014	–	2,282,611
Administration &
Corporate Secretary			155,869[8]		467,625[8]

	2010	280,000	–	528,750	332,150	–	489,778	–	1,630,678

Notes

1.	Ms. Chubbs was appointed Chief Financial Officer on June 1, 2011 at a base salary of $350,000. The amount of Ms. Chubbs salary for 2011 reflects income earned for her current and past position.
2.	Mr. Pitcher was appointed President on July 1, 2012 at a base salary of $814,000. The amount of Mr. Pitcher’s salary for 2012 reflects income earned for his current and past position of Chief Operating Officer.
3.	Mr. Skayman was appointed Chief Operating Officer on July 1, 2012 at a base salary of $500,000. The amount of Mr. Skayman’s salary for 2012 reflects income earned for his current position and past position of Senior Vice President, Operations.
4.	We calculate the dollar value of the option-based awards using the Black-Scholes method.

2013 Management proxy circular 52

We calculate the expected value of stock options by multiplying the price of our common shares on the grant date by the number of options granted and the Black-Scholes multiple, based on the following assumptions:

	Dividend yield	Volatility	Risk-free rate	Expected life	Exercise price
	(%)	(%)	(%)	(years)	($)

2012	0.83-0.94	39-46%	1.08-1.23%	0.7-2.7 years	$13.68
2011	0.6- 0.66%	29-61%	1.60-2.05%	0.8-2.8 years	$15.22-19.19
2010	–	38-73%	1.69-1.99%	0.84-2.8 years	$13.23

5.	See page 38 for a description of the short term incentive plan.
6.	All other compensation includes the total amount of perquisites and other personal benefits for each of the named executives, unless they are worth less than $50,000 and 10% of his or her total annual salary and bonus.
7.	Share based awards: We calculate the $ value of the RSU’s as the closing share price at grant date.
8.	Special bonus for 2005-2009: In 2010, the Committee engaged Mercer as its compensation consultant and undertook an extensive review of the executive and officer compensation that included a five year look back (2005 – 2009) at the activity and performance of the company and executive compensation when compared with its peer group companies. The analysis showed that, while the company enjoyed superior performance versus the peer group through 2005-2009, the total compensation of the CEO consistently fell behind the peer group.
The five year comparative data included:

5-year performance/pay from 2005	Peer Group Average		Eldorado
Cash on Cash Share Price Return	145.38%		225.13%
Compound Annual Growth Rate	18.25%		26.59%
Growth in Basic Market Capitalization	377.47%		489.76%
Average CEO Total Compensation	C$18.35	M	C$11.05	M

	Global Gold Index		Eldorado
Share Price Appreciation	19%		225%

At the conclusion to the review, the compensation committee recommended that a one-time special bonus be paid to the senior management of Eldorado as equalization compensation and a reward for superior performance. The Board of directors approved the special bonus payment which was settled in 2011 and the aggregate amount of the special bonus paid to the named executive officers was $9,717,800. The components of the special bonus included a cash payment equal to 75% of the special bonus and RSUs equal to 25% of the special bonus. Executive officers were encouraged to retain the shares from the redemption of the RSUs as a way to increase their shareholding in the Company. The one-time special bonus was excluded from earned income determination used for pension contribution purposes and change of control provisions. At this time, no further equalization payments are anticipated as current compensation levels have now been aligned relative to the peer group.

Name	Cash component (Cdn$)	Equity-based component (Cdn$)*
Paul N. Wright	5,043,750	1,681,250
Norman S. Pitcher	1,580,250	526,750
Paul S. Skayman	112,875	37,625
Dawn L. Moss	467,625	155,875

* Grant value of RSU as shown in the summary compensation table was based on closing share price at grant date
9.	Pension: The 2010 and 2011 pension values have been restated to reflect the compensatory increase as correctly disclosed within the retirement benefit table in each year.

2013 Management proxy circular 53

Incentive plan awards

Outstanding share-based and option-based awards

The table below shows the total number of stock options granted in 2012, their exercise value, and the value of any unexercised stock options as at December 31, 2012:

				Option-based awards			Share-based awards

		Un-			Value of
		exercised			unexercised
		stock			in-the-	Unvested	Value of	Value of
		options			money stock	RSUs	unvested	vested
		as at	Option		options at	as at	RSUs at	RSUs at
		Dec 31,	exercise	Option	December	December	December	December
	Grant	2012	price	expiry date	31, 2012[1]	31, 2012	31, 2012[3]	31, 2012[2]
Name	date	(#)	($)		($)	(#)	($)	($)
Paul N. Wright	Jan 28 2010	600,000	13.23	Jan 28 2015	nil	132,193	1,692,070	nil
	Feb 23 2011	275,000	16.66	Feb 23, 2016	nil
	Feb 28, 2012	824,151	15.22	Feb 28, 2017	nil
Fabiana E, Chubbs	Jan 28 2010	20,000	13.23	Jan 28 2015	nil	25,419	325,362	134,067
	Feb 23, 2011	25,000	16.66	Feb 23, 2016	nil
	June 1, 2011	33,646	15.37	June 1, 2016	nil
	Feb 28, 2012	156,981	15.22	Feb 28, 2017	nil
Norman S. Pitcher	Nov 3, 2008	200,000	4.88	Nov 3, 2013	1,584,000	61,011	780,941	nil
	Jan 28 2010	250,000	13.23	Jan 28 2015	nil
	Feb 23, 2011	131,250	16.66	Feb 23, 2016	mil
	Feb 28, 2012	286,981	15.22	Feb 28, 2017	nil
	Aug 1, 2012	56,850	10.85	Aug 1, 2017	110,858
Paul S. Skayman	Nov 3, 2008	125,000	4.88	Nov 3, 2013	990,000	30,204	386,611	39,667
	Jan 28 2010	75,000	13.23	Jan 28 2015	nil
	Feb 23 2011	70,310	16.66	Feb 23 2016	nil
	Feb 28, 2012	137,358	15.22	Feb 28, 2017	58,005
	Aug 1, 2012	29,746	10.85	Aug 1, 2017
Dawn L. Moss	Jan 28 2010	105,000	13.23	Jan 28 2015	nil	27,827	356,186	nil
	Feb 23 2011	72,190	16.66	Feb 23 2016	nil
	Feb 28, 2012	164,830	15.22	Feb 28, 2017	nil

Notes

1.	The value of the options is based on the difference between a market value of $12.80 per share, the closing price per Eldorado common share on the TSX as of December 31, 2012 and the exercise price, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
2.	The value of RSUs is based on a market value of $12.80 per share, the closing price per Eldorado common share on the TSX as of December 31, 2012.

2013 Management proxy circular 54

The next table shows the value of incentive plan awards that were vested or earned by each named executive in 2012:

			Non-equity incentive plan
	Option-based awards –		compensation –
	Value vested during the	Share-based awards – Value	Value earned during the
Name	year ($)[1]	vested during the year ($)[2]	year ($)
Paul N. Wright	442,174	728,001	3,166,800
Fabiana E. Chubbs	14,128	138,676	395,200
Norman S. Pitcher	179,163	319,228	839,313
Paul S. Skayman	58,362	154,944	304,500
Dawn L. Moss	91,502	145,600	371,280

Notes

1.	The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.
2.	The value of RSUs is calculated by the number of shares multiplied by the value of the shares on the vesting date.

The table below shows the breakdown in the total options that have been granted and are outstanding under the incentive stock option plans as of March 15, 2012:

Options granted and outstanding	Options	Common shares	% of total issued and outstanding
as of date of circular	(#)	under option (#)	common shares
Under the Employee plan	11,747,671	11,747,671	1.64%
Under the Officers and directors plan	6,066,956	6,066,956	0.85%
Total	17,814,627	17,814,627	1.65%

  Employee plan: limited to no more than 17,067,794 shares of Eldorado common shares
  Officers and directors plan: limited to no more than 13,654,234 shares of Eldorado common shares

As of March 15, 2012, 17,814,627 options 11,747,671 for the Employee plan and 6,066,956 for the Directors and Officers plan) to purchase the same number of common shares (representing 2.49% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the option plans

  2,999,379 options for the employee plan and 6,078,514 for the director and officer plan remain available for grant

As of March 15, 2012, a total of 33,476,624 common shares have been issued for the exercise of the same number of options granted under the incentive stock option plans or predecessor stock option plans. This represents 4.68% of our total common shares issued and outstanding.

2013 Management proxy circular 55

Securities authorized for issue under equity compensation plans

Number of securities
remaining available for future
		Weighted-average	issuance under equity
	Number of securities	exercise price of	compensation plans
	to be issued upon exercise	outstanding options,	(excluding securities reflected
	of outstanding options,	warrants and rights	in column (a))
	warrants and rights	As at December 31, 2012	As at December 31, 2012
	As at December 31, 2012(a)	(b)	(c)

Equity compensation	15,074,444	Cdn13.68	14,381,367
plans approved by
securityholders

Equity compensation	nil	nil	nil
plans not approved by
securityholders

Total	15,074,444	Cdn13.68	14,381,367

European Goldfields

On February 24, 2012 (effective date), we completed a Plan of Arrangement (EG Arrangement) with European Goldfields Limited (European Goldfields), subsequently amalgamated and continued and currently known as Eldorado Gold (BC) Corp. Under the terms of the EG Arrangement, we acquired all of the issued and outstanding shares of European Goldfields giving us ownership of 100% of all issued and outstanding shares of European Goldfields in return for 0.85 of an Eldorado common share and $0.0001 cash for each European Goldfields share. (For further information on the EG Arrangement, see our management proxy circular filed in respect of the EG Arrangement.) As part of the EG Arrangement, we assumed certain responsibilities under EG security compensation plans.

Pursuant to the EG Arrangement, on the effective date the outstanding options of European Goldfields granted under the European Goldfields Option Plan (EG Plan) were exchanged for replacement options to acquire Eldorado common shares, adjusted in respect of the number of shares and the exercise price based on the 0.85 exchange ratio. In addition, pursuant to the resolutions of the European Goldfields Board and the EG Plan, all of the options vested as of the effective date. As of the effective date, the replacement options entitled the holders thereof to acquire up to 4,713,248 Eldorado common shares. No further options will be granted under the EG Plan. We currently have 2,362,291 replacement options to buy ELD shares left under this plan.

Subject to adjustment in respect of the type and number of shares and the exercise price as described above, the replacement options are otherwise subject to the same terms and conditions as the original European Goldfields option, including:

  replacement options cannot be exercised if the exercise period has expired; however, if they expire during a trading blackout period, they can be exercised within 10 business days after the blackout period is lifted replacement options cannot be assigned or transferred to another person other than by will or by law if the option holder dies where a holder of the replacement option ceases to be an Eligible Person (as defined in the EG Plan)
  for any reason other than death or termination for cause, the replacement option will cease to be exercisable on the earlier of 12 months after such person ceases to be an Eligible Person or the original expiry date because of death, the participant’s estate may exercise the replacement option until the earlier of 12 months after death and the original expiry date for cause, the replacement option (whether or not vested) will immediately terminate with respect to the exercise of the same.

2013 Management proxy circular 56

Under the EG Arrangement, holders of European Goldfields deferred phantom units (DPUs) under European Goldfield deferred phantom unit plan (EG DPU Plan) that elected to receive European Goldfields DPU Election Consideration (as defined in the EG Arrangement) will receive 0.85 of an Eldorado common share for each DPU as satisfaction for any payment entitlements on the applicable Separation Date (as defined in the EG DPU Plan). Pursuant to the EG Arrangement and the elections received by certain DPU holders, as of the effective date, up to 2,092,177 Eldorado common shares were issuable to such holders on redemption in satisfaction of payment entitlements in accordance with the terms of the EG DPU Plan. No DPU is assignable or transferrable except as otherwise expressly provided for under the EG DPU Plan, by a will or by law if the holder dies. No further DPUs are permitted to be granted under the EG DPU Plan and after all DPUs have been redeemed, the EG DPU Plan will be terminated. There are currently 500,982 Eldorado common shares that may be issued under the EG DPU plan.

Retirement benefits

The table below shows the pension entitlements of the named executives as of December 31, 2012:

	Number of			Accrued
	years of			obligation		Non-	Accrued
	credited	Annual benefits		at start of	Compensatory	compensatory	obligation
	service	payable		year	change	change	at year-end
Named executive	(#)		($)	($)	($)	($)	($)
		At year-end	At age 65
Paul N. Wright	16.5	1,352,483	1,762,326	13,864,618	9,671,140	2,519,408	26,055,165
Fabiana E. Chubbs	1.6	17,623	206,833	86,775	112,636	44,301	243,171
Norman S. Pitcher	9.2	259,481	457,750	2,791,207	2,611,703	633,093	6,036,003
Paul S. Skayman	0.5	6,000	198,000		66,652	11,389	78,041
Dawn L Moss	14.1	237,842	322,283	2,654,136	900,948	401,880	3,956,964

The annual pension benefits are based on the highest annual average earnings at December 31, 2012. See note 17 to our 2012 annual financial statements for information about the actuarial valuation method and the significant assumptions we used to quantify the accrued obligation at year-end.

Termination and change of control

We have employment agreements with our named executives because of their critical role in the company and to protect them from any disruption to their employment if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our named executives and with industry standards for executives in similar positions.

If there is a change of control:

  Total payments to the named executives would be approximately $ 21,038,086 (as of December 31, 2012), and each of the named executives can terminate his or her employment for certain changes to employment by giving written notice within 30 calendar days of the change and receive his or her severance package.

2013 Management proxy circular 57

Four kinds of events can trigger a change of control of Eldorado:

(a)	if there is an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or
(b)	if Eldorado amalgamated, consolidated or combined with, or merged the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless we are the surviving corporation formed from the transaction; and
immediately after the transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or
(c)	the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after effect of such disposition, at least 60% of the voting rights attached to all outstanding votingshares of such corporation are owned by the Company or its affiliates or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or
(d)	individuals who are elected by the shareholders to the Board at the beginning for any one year term to constitute the directors of the Company cease for any reason in such year to constitute at least 50% of the Board of Directors.

Employment agreements

Each employment agreement is for an indefinite period and subjects the named executive to confidentiality provisions that apply indefinitely.

The table below shows the amounts that would be paid to each of our named executives if there was a termination including a material adverse change in the location, salary, duties or responsibilities assigned to the named executive which would constitute a constructive dismissal in the courts of the Province of British Columbia or, in the 12 month period following a Change of Control the named executive may elect to terminate his or her employment due to a material change to the named executive’s work location, total compensation and benefits, title, duties, responsibilities, scope of work, discretion or power, criteria for achievement of short and long term incentives or a change to the corporate organizational structure by giving the Company notice in writing to terminate the agreement by giving 90 days written notice of termination to the Company.

The value of each severance package is calculated as of December 31, 2012.

	Named executive	Severance package		Other
Event		Approximate value ($)	Based on
Termination without cause Adverse change in salary, duties or responsibilities on change of control	Paul Wright	$ 13,868,400

- an amount equal to three times his base salary

- his STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of benefits for 12 months after termination

- full vesting of stock options (only if a change of control)

- vesting of any outstanding bonus unit awards

employment agreement dated January 1, 2009

2013 Management proxy circular 58

	Fabiana Chubbs	$1,622,400

- an amount equal to two times her base salary

- her STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of benefits for 12 months after termination

- full vesting of stock options (only if a change of control)

- vesting of any outstanding bonus unit awards

				employment agreement dated July 1, 2012
	Norman Pitcher	$3,168,626

- an amount equal to two times his base salary

- his STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of benefits for 12 months after termination

- full vesting of stock options (only if a change of control)

- vesting of any outstanding bonus unit awards

				employment agreement dated July 1, 2012
	Paul Skayman	$762,500

- an amount equal to one times his base salary

- his STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of his benefits for 12 months after termination

- full vesting of his stock options (only if a change of control)

- vesting of any outstanding bonus unit awards

				employment agreement dated July 1, 2012
	Dawn Moss	$1,616,160

- an amount equal to two times her base salary

- her STIP bonus in the 12 months prior to termination

- any amounts owed for vacation or sick leave

- continuation of her benefits for 12 months prior to termination

- full vesting of her stock options (only if a change of control)

- vesting of any outstanding bonus unit awards

				employment agreement dated July 1, 2012
Termination for cause	Paul Wright Fabiana Chubbs Norman Pitcher Paul Skayman Dawn Moss	–	- no severance is paid	-all options terminate immediately

Other terms and conditions under a change of control

Bonus unit awards

Any outstanding bonus unit awards that have not yet vested on the termination date will be deemed to have vested if we:

  terminate employment before the end of the performance period, for any reason other than cause within six months of a change of control, or make a material change to the executive’s work location, total compensation and benefits, title, duties or responsibilities, scope of work discretion or power, criteria for achievement of short and long term incentives or a change to the corporate organizational structure in the 12 months following a change of control, and the executive provides written notice of termination within 90 days of the material change by giving the Company notice in writing to terminate the agreement by giving 90 days written notice of termination to the Company.

2013 Management proxy circular 59

Options

The option plans provide for accelerated vesting upon termination of employment by:

  Eldorado or a related entity of Eldorado, for any reason other than for cause or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado, and the optionee, should there be a material adverse change in location, salary, duties or responsibilities assigned to the optionee in the 12 months following the change of control and the optionee has provided written notice to the Company within 30 days of such material adverse change.

RSUs

The RSU Plan provides for accelerated vesting upon termination of employment by:

  Eldorado, for any reason other than for cause within twelve months of a change of control, or the participant, if the Company make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within twelve months of a change of control and the participant gives notice of termination within 30 days of the material adverse change.

Loans to directors and officers

We do not grant loans to our directors, officers or employees, including the named executives. As a result, we do not have any loans outstanding to them.

Directors’ and officers’ liability insurance

The CBCA and our by-laws indemnify each director and officer against all costs, charges and expenses they reasonably incur for any civil, criminal, administrative, investigative or other proceeding that involve them because of their association with us, subject to the limitations of the CBCA.

We have US$120 million in liability insurance for our directors and officers, including our subsidiaries. The policies have a deductible of US$500,000 and expire on November 1, 2013 and include coverage for defence costs and reimbursements for any losses on claims.

We paid premiums of US$804,338 for coverage up to November 2013 in 2012 on behalf of our directors and officers.

Each director and officer has an individual indemnity agreement with us where we agree to indemnify them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Eldorado, provided certain conditions are met.

2013 Management proxy circular 60

Schedule A

Board of directors — Terms of reference

2013 Management proxy circular 61

ELDORADO GOLD CORPORATION

DIRECTORS

TERMS OF REFERENCE

A.	I. ROLE
The principal role of the Board of Directors (“Board”) is stewardship of the Company.

(i)	Strategy

The Board shall assist in the development of and regularly review and monitor the Company’s long-term goals and the strategic planning process which take into consideration opportunities and risks of the business and provide objectivity and judgement to this process. The Board is responsible for the approval of the strategy and for monitoring the process.

(ii)	Risk

The Board shall have an understanding of the principal risks associated with the Company’s business and regularly monitor the systems in place to manage those risks effectively.

(iii)	CEO Evaluation

The Board shall establish and administer appropriate processes to measure the CEO’s performance in carrying out the Company’s stated objectives.

(iv)	CEO Succession

The Board shall establish and administer a plan for the succession of the CEO and senior management.

(v)	Chairman and Director Nomination

The Board shall require that a plan is in place for the nomination of the Chairman of the Board and directors (“Directors.”) including those Directors who are independent (“Independent Directors”).

(vi)	Internal Controls

The Board shall regularly review and monitor the effectiveness of the internal controls and management information systems.

(vii)	Reserves and Resources

Independent Directors proficient in the technical aspects of preparing a reserve and resource calculation shall regularly review and report to the Board on the preparation and calculation procedure of the reserve and resource estimate and the credentials of the qualified person responsible for the preparation of the reserve and resource statement.

2013 Management proxy circular 62

(viii)	Shareholder Communication

The Board shall review the Company’s communication policy and require that it is in compliance with the law and the regulations and guidelines of the securities commissions and the stock exchanges on which the Company’s securities trade.

(ix)	Corporate Governance

The Board shall monitor the Company’s compliance with the law and the corporate governance regulations and guidelines as required by the securities commissions and the stock exchanges on which the Company’s securities trade.

The Board shall establish and regularly review the Code of Conduct and Business Ethics and regularly monitor compliance with the objective of promoting a culture of integrity throughout the Company.

(x)	Financial Disclosure

The Board shall review and approve in advance certain public and non-public disclosure including but not limited to the quarterly and annual Financial Statements of the Company and their associated MD&A’s, the Annual Information Form and Management Proxy Circular.

(xi)	Committees of the Board

The Board shall establish the Committees of the Board and select Independent Directors to act on the Committees. The Board may, pursuant to and subject to the Canada Business Corporations Act (CBCA) and the Company’s By-Laws and Articles, delegate powers to its Committees.

(xii)	Terms of Reference

The Board shall establish and approve the Terms of Reference for itself and its Committees, setting out duties, responsibilities, organization and administrative procedures. The Board is responsible for the annual review and approval of the Terms of Reference.

(xiii)	Meetings With Management

The Board shall encourage the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

(xiv)	In-Camera Meetings

The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chairman of the Board, without any member of the Company’s Management present for the purposes of evaluating Management and discussing such other matters as may be appropriate. The Independent Directors will appoint a Member to act as Secretary of the ‘In Camera’ Meetings. Minutes generated from the meetings of the Independent Directors will be maintained by the Chairman. Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the Agenda of the next regularly scheduled Board Meeting.

2013 Management proxy circular 63

(xv)	Continuing Education

Directors will receive suitable orientation programs and continuing education Each Director will receive a Board Manual, updated annually, relevant management information, historical public information and the of Reference for the Directors and for the Committees of the Board. reports and presentations and relevant site visits to its operations Directors with updated information on the Company.

B.	II. RESPONSIBILITY
The Board is responsible for acting in accordance with its obligations contained in the CBCA, the Company’s Articles and By-laws and any other relevant legislation and regulations.
C.	III. COMPOSITION
	(i)	Independent Director
Board shall be constituted with a majority of individuals who qualify as Directors, as defined in National Instrument 58-101 and National 58-201 and as defined in Rule 303A.02 of the NYSE Company Guide as summarized in the attached Appendix A to these Terms of Reference).
	(ii)	Significant Shareholder Director
Significant Shareholder is a shareholder with the ability to exercise a majority the votes for the election of the Board. A Significant Shareholder who is a may be an Independent Director by definition. If the Company has a Shareholder on its Board, then in addition to a majority of Independent Shareholder on its Board, then in addition to a majority of Independent the Board shall include a number of Independent Directors who do not interests in or relationships with either the Company or the Significant
	(iii)	Chairman of the Board
Chairman of the Board shall be an Independent Director. The Board shall the Chairman annually at the organizational meeting of the Board following the Annual Shareholders’ Meeting.
	(iv)	Director Nomination, Appointment, Resignation & Retirement
individual who is nominated as a director (“Nominee Director”) shall submit a to Act to the Company; or appear in person at the Shareholders Meeting which he/she is to be elected. Nominee Director shall disclose to the Chairman of the Corporate Governance Nominating Committee each company on which the Nominee Director serves a director.

2013 Management proxy circular 64

All Directors shall disclose to the Chairman of the Corporate Governance & Nominating Committee each company on which the Director is invited to serve as a director prior to accepting such invitation.

In accordance with the Company’s By-laws at each Annual Shareholders Meeting all Directors of the Company resign. Recommendation for nomination for re-election is the responsibility of the Corporate Governance & Nominating Committee. A Director shall advise the Chairman of the Corporate Governance & Nominating Committee of his/her willingness to be re-elected to the Board for the next term.

A Director may be re-elected annually to serve the Board until the Annual Shareholders Meeting following his/her 73rd birthday. A retiring Director shall advise the Chairman of the Corporate Governance & Nominating Committee one year in advance of his/her retirement.

IV.	Duties of a Director
	(i)	Understand the role of a director and of an Independent Director.
	(ii)	Act honestly in good faith with a view to the best interests of the Company.
	(iii)	Exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
	(iv)	Exercise independent judgement.
	(v)	Disclose any conflict of interest on any issue to the Chairman of the Board or the Chairman of the Corporate Governance & Nominating Committee.
	(vi)	Refrain from voting on any issue when a conflict of interest exists.
	(vii)	Be knowledgeable about the Company’s operations, activities and industry.
	(viii)	Gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.
	(ix)	Visit business units independently or on organized Board visits.
	(x)	Become familiar with Senior Management and their roles.
	(xi)	be available to Management and the Board as a resource and use his/her abilities, knowledge and experience for the benefit of the Company.
	(xii)	Evaluate annually his/her participation and value added to the Board.
	(xiii)	Evaluate annually the Board’s value added to the Company.
	(xiv)	Provide business items in advance for regular and In-Camera Board Meetings.
	(xv)	Maintain a responsible attendance record in respect of Board Meetings, Committee Meetings and In-Camera Meetings.
	(xvi)	Prepare in advance of Board Meetings and be willing to fully and frankly participate in the deliberations of the Board with the intent to make informed decisions.
	(xvii)	Participate on Committees of the Board and become familiar with the Terms of Reference for each Committee.

2013 Management proxy circular 65

(xviii)	Understand the process of Committee work and Management’s role supporting the work of the Board’s Committees.
(xix)	Direct and supervise the investigation into any matter brought to the Board’s attention within the scope of its duties.
(xx)	Perform such other duties as may be assigned to a Director by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.
(xxi)	Review and reassess the adequacy of this Terms of Reference annually and recommend any proposed changes for approval.
(xxii)	Assess the Board’s performance of its duties as specified in this Terms of Reference.

  V. Outside Advisors

The Board of Directors or an Independent Director may, at the expense of the Company, engage such outside advisors as may be reasonable or desirable to the Independent Director(s) in the performance of Directors’ duties. The appointment of such outside advisors and their remuneration will be subject to the approval of the Chairman of the Audit Committee.

Approved by the Board of Directors February 21, 2013.

2013 Management proxy circular 66

WORKING TOGETHER SUCCESSFULLY TO REDUCE COSTS – PLEASE CONSIDER SIGNING UP FOR E-DELIVERY

Eldorado Gold's international success in exploring, developing, financing and operating mines is supported by loyal existing shareholders and has attracted the interest of new investors.

With your support, we have:

- acquired or built seven mines;
- started paying dividends and increased them significantly in 2012, and
- successfully increased reserves.

We believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities in gold and other resources.

It is very important for us to sustain good relationships with our investors and the communities we operate in. To focus on what we do best and to communicate with you in a more direct and timely manner, we are asking for your support.

We currently spend a susbstantial amount of resources to disseminate required shareholder information in hard copy. To help us save money, time and trees, and reduce greenhouse gases, please consider receiving the annual shareholder information in electronic format. Based on our previous mailings, this would save us more than $500,000 per year, which we would rather invest into the business to continue to grow your company.

If you are a beneficial shareholder, please go to www.investordelivery.com to sign up for e-delivery. You will be asked to include the 12-digit control number located on the enclosed Voting Instruction Form.

If you or other household members have several accounts at the same investment dealer, please ask them to remove any duplicate mailings or to consolidate your account.

Thank you.

Any questions and requests for assistance
may be directed to the Proxy Solicitation Agent:

KINGSDALE
Shareholder Services Inc.

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:
1.877.657.5856

E: contactus@kingsdaleshareholder.com
F: 416.867.2271

Toll Free F: 1.866.545.5580

Outside North America,
Banks and Brokers Call Collect:
416.867.2272

T: 604.687.4018
F: 604.687.4026

www.eldoradogold.com
info@eldoradogold.com

TSX : ELD
NYSE : EGO

WORLD GOLD COUNCIL MEMBER

MIX
Paper from responsible sources
FSC® C101537

KISLADAG GOLD MINE, TURKEY